


05000479

2004

ANNUAL REPORT

APR/S
P.E. 9-30-04

1st State Bancorp, Inc.

1st STATE BANCORP, INC.

1st State Bancorp, Inc. serves as the holding company for its wholly owned subsidiary, 1st State Bank. 1st State Bancorp is primarily engaged in the business of directing, planning and coordinating the business activities of 1st State Bank. Founded in 1914, 1st State Bank is a community and customer oriented North Carolina-chartered commercial bank headquartered in Burlington, North Carolina. We operate seven full service offices located in north central North Carolina on the Interstate 85 corridor between the Piedmont Triad and Research Triangle Park. We conduct most of our business in Alamance County, North Carolina.

Our business consists principally of attracting deposits from the general public and investing these funds in loans secured by single-family residential and commercial real estate, secured and unsecured commercial loans and consumer loans. Our profitability depends primarily on our net interest income, which is the difference between the income we receive on our loan and investment securities portfolios and our cost of funds, which consists of the interest we pay on deposits and borrowed funds. We also earn income from miscellaneous fees related to our loans and deposits, mortgage banking income and commissions from sales of annuities and mutual funds.

MARKET INFORMATION

1st State Bancorp's common stock began trading under the symbol "FSBC" on the Nasdaq National Market System on April 26, 1999. There are currently 2,962,323 shares of common stock outstanding and approximately 923 holders of record of the common stock. Following are the high and low closing prices, by fiscal quarter, as reported on the Nasdaq National Market during the periods indicated, as well as dividends declared on the common stock during each quarter.

	High	Low	Dividends Per Share
Fiscal 2004			
First quarter	$ 29.57	$ 25.87	$ 0.10
Second quarter	30.65	28.96	0.10
Third quarter	29.45	26.50	0.10
Fourth quarter	27.25	26.25	0.10
Fiscal 2003			
First quarter	$ 24.98	$ 23.30	$ 0.08
Second quarter	24.50	23.28	0.10
Third quarter	25.50	23.31	0.10
Fourth quarter	26.85	25.00	0.10

The Federal Reserve Board has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve Board's view that a bank holding company should pay cash dividends only to the extent that the company's net income for the past year is sufficient to cover both the cash dividends and a rate of earning retention that is consistent with the company's capital needs, asset quality and overall financial condition. The Federal Reserve Board also indicated that it would be inappropriate for a company experiencing serious financial problems to borrow funds to pay dividends. Furthermore, the Federal Reserve Board may prohibit a bank holding company from paying any dividends if the holding company's bank subsidiary is classified as "undercapitalized" under prompt corrective action regulations.

TABLE OF CONTENTS

1st State Bancorp, Inc.

To Our Shareholders,

I am pleased to report to you the results of 1st State Bancorp, Inc. for the year ended September 30, 2004. Net income for the year ended September 30, 2004 was $3,464,000 or basic and diluted earnings per share of $1.23 and $1.17, respectively. These results compare to net income of $3,920,000 or basic and diluted earnings per share of $1.39 and $1.33, respectively, in the prior year. The lower earnings reflect the slowdown in mortgage origination activity during the year. Earnings were also negatively affected by the period of historically low interest rates which resulted in lower interest margins during the year. However, the recent interest rate increases by the Federal Open Market Committee beginning June 29, 2004 have improved our net interest margin.

In February 2004, we completed our previously announced stock repurchase plan in which we repurchased 328,961 shares or 10% of our stock. On November 17, 2004 we announced an additional 10% stock repurchase plan. We will continue to seek ways to enhance shareholder value.

Our dedicated and experienced employees are focused on serving our customers by offering them the right products to meet their needs. We continue to seek new customers and to expand our relationships with our existing customer base. We continue to concentrate on managing the fundamentals of our business in our local market. The quality of our loan portfolio remains sound and the majority of our loans are to customers in our local market that we know and understand. We are aggressively managing our nonperforming assets and believe that we have adequate loan loss reserves. At September 30, 2004 we have an allowance for loan losses of $4.0 million, or 1.68% of loans receivable.

On behalf of our staff, officers and directors, thank you for being a stockholder of 1st State Bancorp, Inc. We believe that our Company has a bright future. We look forward to continuing to serve our customers and to enhance shareholder value through growth, profitability and capital management.

Very truly yours,



James C. McGill
President

445 South Main Street, P.O. Box 1797 • Burlington, North Carolina 27216-1797
TELEPHONE 336/227-8861 FACSIMILE 336/570-3236

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

Selected Financial Condition Data

	At September 30,				
	2004	2003	2002	2001	2000
	(In thousands)				
Total assets	$ 377,714	$ 362,640	$350,469	$ 336,792	$355,527
Loans receivable	231,763	225,725	220,047	222,285	223,595
Loans held for sale, at lower of cost or fair value	930	645	6,798	3,291	5,533
Cash and cash equivalents	9,854	9,359	18,865	25,981	33,107
Investment securities:					
Available for sale	96,693	91,709	78,572	55,527	9,752
Held to maturity	22,919	19,462	11,114	12,169	67,232
Deposit accounts	262,734	262,712	260,667	248,370	254,405
Advances from Federal Home Loan Bank	44,000	31,500	20,000	20,000	20,000
Stockholders' equity	65,914	62,701	61,569	63,644	59,209

Selected Operating Data

	Year Ended September 30,				
	2004	2003	2002	2001	2000
	(Dollars in thousands, except per share data)				
Total interest income	$ 16,342	$ 17,209	$ 20,062	$ 24,580	$ 24,784
Total interest expense	4,793	5,592	7,773	12,306	11,596
Net interest income	11,549	11,617	12,289	12,274	13,188
Provision for loan losses	240	240	240	240	240
Net interest income after provision for loan losses	11,309	11,377	12,049	12,034	12,948
Other income	2,341	3,455	2,670	2,328	1,524
Operating expenses	8,280	8,669	8,763	9,154	8,346
Income before income taxes	5,370	6,163	5,956	5,208	6,126
Income taxes	1,906	2,243	2,154	1,835	2,140
Net income	$ 3,464	$ 3,920	$ 3,802	$ 3,373	$ 3,986
Net income per share – basic	$ 1.23	$ 1.39	$ 1.25	$ 1.12	$ 1.35
Net income per share – diluted	$ 1.17	$ 1.33	$ 1.21	$ 1.06	$ 1.32

Selected Financial Ratios and Other Data

	Year Ended September 30,				
	2004	2003	2002	2001	2000
Performance Ratios:					
Return on average assets (net income divided by average total assets)	0.94%	1.13%	1.09%	0.98%	1.17%
Return on average equity (net income divided by average equity)	5.42	6.27	5.85	5.51	5.50
Interest rate spread (combined weighted average interest rate earned less combined weighted average interest rate cost)	3.03	3.14	3.20	3.02	3.16
Net interest margin (net interest income divided by average interest-earning assets)	3.34	3.54	3.75	3.82	4.10
Ratio of average interest-earning assets to average interest-bearing liabilities	121.86	123.89	123.15	120.92	125.93
Ratio of operating expenses to average total assets	2.24	2.49	2.51	2.65	2.44
Dividend payout ratio (dividends declared per share divided by diluted net income per share)	34.19	28.57	26.45	30.19	24.24
Asset Quality Ratios:					
Nonperforming assets to total assets at end of period	1.05	1.17	1.25	0.85	0.82
Nonperforming loans to total loans at end of period	1.71	1.84	1.91	0.39	1.30
Allowance for loan losses to total loans at end of period	1.68	1.68	1.67	1.60	1.56
Allowance for loan losses to nonperforming loans at end of period	99.85	92.85	88.77	411.39	121.93
Provision for loan losses to total loans	0.10	0.11	0.11	0.11	0.11
Net charge-offs to average loans outstanding	0.06	0.05	0.05	0.07	0.07
Capital Ratios:					
Shareholders' equity to total assets at end of period	17.45	17.29	17.57	18.90	16.65
Average equity to average assets	17.29	17.96	18.60	17.74	21.19

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References in this document to the "Bank," "we," "us," and "our" refer to 1st State Bank. Where appropriate, "us" or "our" refers collectively to 1st State Bancorp, Inc. and 1st State Bank. References in this document to "the Company" refer to 1st State Bancorp, Inc.

General

Our business consists principally of attracting deposits from the general public and investing these funds in loans secured by single-family residential and commercial real estate, secured and unsecured commercial loans and consumer loans. Our profitability depends primarily on our net interest income which is the difference between the income we receive on our loan and investment securities portfolios and our cost of funds, which consists of interest paid on deposits and borrowed funds. Net interest income also is affected by the relative amounts of interest-earning assets and interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income. Our profitability also is affected by the level of other income and operating expenses. Other income consists of miscellaneous fees related to our loans and deposits, mortgage banking income and commissions from sales of annuities and mutual funds. Operating expenses consist of compensation and benefits, occupancy related expenses, federal deposit insurance premiums, data processing, advertising and other expenses.

Our operations are influenced significantly by local economic conditions and by policies of financial institution regulatory authorities. Our cost of funds is influenced by interest rates on competing investments and by rates offered on similar investments by competing financial institutions in our market area, as well as general market interest rates. Lending activities are affected by the demand for financing of real estate and other types of loans, which in turn is affected by the interest rates at which such financing may be offered.

Our business emphasis has been to operate as a well-capitalized, profitable and independent community-oriented financial institution dedicated to providing quality customer service. We are committed to meeting the financial needs of the communities in which we operate. We believe that we can be more effective in servicing our customers than many of our nonlocal competitors because of our ability to quickly and effectively provide senior management responses to customer needs and inquiries. Our ability to provide these services is enhanced by the stability of our senior management team.

We have sought to gradually increase the percentage of our assets invested in commercial real estate loans, commercial loans and home equity lines of credit, which have shorter terms and adjust more frequently to changes in interest rates than single-family residential mortgage loans. At September 30, 2004, commercial real estate, commercial and home equity lines of credit totaled \$63.4 million, \$69.6 million and \$37.0 million, respectively, which represented 26.1%, 28.6% and 15.2%, respectively, of gross loans. At September 30, 2004, \$43.8 million, or 18.0% of gross loans, consisted of residential real estate mortgage loans.

Forward-Looking Statements

When used in this Annual Report, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties including changes in economic conditions in our market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in our market area, competition and information provided by third-party vendors that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. We wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. We wish to advise readers that the factors listed above could affect our financial performance and could cause our actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

We do not undertake, and specifically disclaim any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Critical Accounting Policies

The Company's significant accounting policies are set forth in note 1 of the consolidated financial statements. Of these significant accounting policies, the Company considers its policy regarding the allowance for loan losses to be its most critical accounting policy, because it requires management's most subjective and complex judgments. In addition, changes in economic conditions can have a significant impact on the allowance for loan losses and therefore the provision for loan losses and results of operations. The Company has developed appropriate policies and procedures for assessing the adequacy of the allowance for loan losses, recognizing that this process requires a number of assumptions and estimates with respect to its loan portfolio. The Company's assessments may be impacted in future periods by changes in economic conditions, the impact of regulatory examinations, and the discovery of information with respect to borrowers which is not known to management at the time of the issuance of the consolidated financial statements. For additional discussion concerning the Company's allowance for loan losses and related matters, see *"Provision for Loan Losses and Allowance for Loan Losses"* below.

Liquidity and Capital Resources

1st State Bancorp has no business other than that of 1st State Bank and investing its assets. We believe that our current assets, consisting of invested cash and short-term investments, earnings on those assets and principal and interest payments on 1st State Bancorp's loan to the employee stock ownership plan, together with dividends that may be paid from 1st State Bank to 1st State Bancorp, will provide sufficient funds for its operations and liquidity needs; however, it is possible that 1st State Bancorp may need additional funds in the future. We cannot assure you, however, that 1st State Bancorp's sources of funds will be sufficient to satisfy its liquidity needs in the future. 1st State Bank is subject to certain regulatory limitations on the payment of dividends to 1st State Bancorp. For a discussion of these regulatory dividend limitations, see *"Market Information."*

At September 30, 2004, we had stockholders' equity of $65.9 million, as compared to $62.7 million at September 30, 2003. We reported net income for the year ended September 30, 2004 of $3.5 million, as compared to $3.9 million and $3.8 million for the years ended September 30, 2003 and 2002, respectively. At September 30, 2004 we had a Tier 1 risk-based capital to risk-weighted assets ratio of 23.7%, a Tier 1 leverage capital to average total assets ratio of 17.5% and a total risk-based capital to risk-weighted assets ratio of 24.9%. At September 30, 2004, we exceeded all regulatory minimum capital requirements.

At September 30, 2004, the Bank had stockholders' equity of $60.6 million, as compared to $56.8 million at September 30, 2003. At September 30, 2004 and 2003, the Bank had a Tier 1 risk-based capital to risk-weighted assets ratio of 21.9% and 21.7%, respectively. At September 30, 2004, the Bank had Tier 1 leverage capital, Tier 1 risk-based capital, and total risk-based capital of $60.9 million, $60.9 million and $64.4 million, respectively, and was classified as a "well capitalized" institution pursuant to FDIC capital regulations.

Our primary sources of funds are deposits, principal and interest payments on loans, proceeds from the sale of loans, principal and interest payments on investment securities, and advances from the FHLB of Atlanta. While maturities and scheduled amortization of loans are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and local competition.

Our primary investing activities have been the origination of loans and the purchase of investment securities. During the years ended September 30, 2004, 2003 and 2002, we had $112.2 million, $186.4 million and $160.3 million, respectively, of loan originations. During the years ended September 30, 2004, 2003 and 2002, we purchased investment securities in the amounts of $58.4 million, $145.6 million and $101.4 million, respectively. Our primary financing activity is the attraction of savings deposits.

FDIC policy requires that banks maintain an average daily balance of liquid assets (cash, certain time deposits, bankers' acceptances and specified United States government, state, or federal agency obligations) in an amount which it deems adequate to protect the safety and soundness of the bank. The FDIC currently has no specific level which it requires. Under the FDIC's calculation method, management calculated the Bank's liquidity ratio as 20.0% of total assets at September 30, 2004, which management believes is adequate.

North Carolina banks must maintain a reserve fund in an amount and/or ratio set by the Banking Commission to account for the level of liquidity necessary to assure the safety and soundness of the State banking system. As of September 30, 2004, the Bank's liquidity ratio was in excess of the level established by North Carolina regulations.

Our most liquid assets are cash and cash equivalents. The levels of these assets are dependent on our operating, financing, lending and investing activities during any given period. At September 30, 2004 and 2003, cash and cash equivalents totaled $9.9 million and $9.4 million, respectively. We have other sources of liquidity should we need additional funds. During the years ended September 30, 2004, 2003 and 2002, we sold loans totaling $27.1 million, $103.7 million and $62.7 million, respectively. Additional sources of funds include FHLB of Atlanta advances. At September 30, 2004, the Bank had a credit line of $56.3 million with the Federal Home Loan Bank of Atlanta, of which $44.0 million was outstanding and $12.3 million was available. For more information regarding this strategy, see "Asset/Liability Management." At September 30, 2004 and 2003, we had $44.0 million and $31.5 million, respectively, of FHLB of Atlanta advances outstanding. Other sources of liquidity include loans and investment securities designated as available for sale, which totaled $930,000 and $96.7 million, respectively, at September 30, 2004.

We anticipate that we will have sufficient funds available to meet our current commitments. At September 30, 2004, we had $2.2 million in commitments to originate new loans, $55.4 million in unfunded commitments to extend credit under existing equity lines and commercial lines of credit and $2.1 million in standby letters of credit. At September 30, 2004, certificates of deposit which are scheduled to mature within one year totaled $126.7 million. We believe that a significant portion of such deposits will remain with us.

The Company has declared cash dividends per common share of $0.10 for each of the quarters in fiscal 2004 and $0.10 for each of the last three quarters in fiscal 2003 and $0.08 for the first quarter of fiscal 2003. The Company's ability to pay dividends is dependent upon earnings. The Company's dividend payout ratios for the years ended September 30, 2004, 2003 and 2002 were 34.2%, 28.6% and 26.4%, respectively.

Asset/Liability Management

Net interest income, the primary component of our net income, is derived from the difference or "spread" between the yield on interest-earning assets and the cost of interest-bearing liabilities. We strive to achieve consistent net interest income and to reduce our exposure to changes in interest rates by matching the terms to repricing of our interest-sensitive assets and liabilities. The matching of our assets and liabilities may be analyzed by examining the extent to which our assets and liabilities are interest rate sensitive and by monitoring the expected effects of interest rate changes on our net interest income. Factors beyond our control, such as market interest rates and competition, may also have an impact on our interest income and interest expense.

In the absence of any other factors, the overall yield or return associated with our earning assets generally will increase from existing levels when interest rates rise over an extended period of time, and conversely interest income will decrease when interest rates decrease. In general, interest expense will increase when interest rates rise over an extended period of time, and conversely interest expense will decrease when interest rates decrease. Therefore, by controlling the increases and decreases in interest income and interest expense which are brought about by changes in market interest rates, we can significantly influence our net interest income.

Our President reports to our board of directors on a regular basis on interest rate risk and trends, as well as liquidity and capital ratios and requirements. The board of directors reviews the maturities of our assets and liabilities and establishes policies and strategies designed to regulate our flow of funds and to coordinate the sources, uses and pricing of such funds. The first priority in structuring and pricing our assets and liabilities is to maintain an acceptable interest rate spread while reducing the net effects of changes in interest rates. Our management is responsible for administering the policies and determinations of the board of directors with respect to our asset and liability goals and strategies.

Our principal strategy in managing our interest rate risk has been to increase interest rate sensitive assets such as commercial loans, home equity loans and consumer loans. At September 30, 2004, we had $69.6 million of commercial loans, $37.0 million of home equity loans and $4.6 million of consumer loans, which amounted to 28.6%, 15.2% and 1.9%, respectively, of our gross loan portfolio. In addition, at September 30, 2004, we had $930,000 of loans held for sale, and, pursuant to Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities", we had investment securities with an aggregate amortized cost of $97.4 million and an aggregate fair value of $96.7 million as available for sale. We are holding these loans and investment securities as available for sale so that they may be sold if needed for liquidity or asset and liability management purposes.

We also have shortened the average repricing period of our assets by retaining in our portfolio single-family residential mortgage loans only in cases where the loan carries an adjustable rate or the loan has an interest rate that is sufficient to compensate us for the risk of maintaining long-term, fixed-rate loans in our portfolio. During the past two years, we have sold a significant portion of our fixed-rate, single-family residential mortgage loans with terms of 15 years or more that we have originated, and at September 30, 2004, most of our single-family residential mortgage loans classified as held for investment were originated at least five years previously when market interest rates were higher. At September 30, 2004, we held approximately $16.2 million and $27.6 million of fixed-rate and adjustable-rate residential mortgage loans, respectively, which represented approximately 6.7% and 11.3%, respectively, of our gross loan portfolio. Depending on conditions existing at any given time, as part of our interest rate risk management strategy, we may continue to sell newly originated fixed-rate residential mortgage loans with original maturities of 15 years or more in the secondary market.

Due to a general slowdown in the economy beginning in 2000, the Federal Reserve acted to provide a stimulus through a series of interest rate reductions that lowered the prime rate from 9.5% in January 2001 to 4.00% in June 2003. The prime rate remained at 4.00% through June 30, 2004. Due to concerns about increasing inflationary pressures, the Federal Reserve raised interest rates by 25 basis points on June 30, 2004 and two additional 25 basis point increases in the quarter ended September 30, 2004. On September 30, 2004, the prime rate was 4.75%. The Company's net interest margin and net interest spread were negatively impacted by the low interest rate environment through June 30, 2004. The recent interest rate increases that occurred during the quarter ended September 30, 2004 have had a positive impact on the Company's net interest margin and net interest spread.

Market Risk

Market risk reflects the risk of economic loss resulting from adverse changes in market prices and interest rates. The risk of loss can be reflected in diminished current market values and/or reduced potential net interest income in future periods.

Our market risk arises primarily from interest rate risk inherent in our lending and deposit-taking activities. We do not maintain a trading account for any class of financial instrument nor do we engage in hedging activities or purchase derivative instruments. Furthermore, we are not subject to foreign currency exchange rate risk or commodity price risk.

We measure our interest rate risk by computing estimated changes in net interest income and the net portfolio value of cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. These computations estimate the effect on our net interest income and net portfolio value of sudden and sustained 100, 200 and 300 basis points (bp) increases and 50, 75 and 100 bp decreases in market interest rates. Our board of directors has adopted an interest rate risk policy which establishes maximum decreases in our estimated net interest income of 10%, 15% and 25% in the event of 100, 200 and 300 bp increases and 10%, 10% and 10% in the event of 50, 75 and 100 bp decreases in the market interest rates, respectively. Limits have also been established for changes in net portfolio value of decreases of 10%, 15% and 25% in the event of 100, 200 and 300 bp increases in market interest rates, respectively, and decreases of 10%, 10% and 10% in the event of 50, 75 and 100 bp decreases in market interest rates, respectively. The following table presents the projected change in net interest income and net portfolio value for the various rate shock levels at September 30, 2004.

Change in Rates	Net Portfolio Value			Net Interest Income		
	$ Amount	$ Change	% Change	$ Amount	$ Change	% Change
	(Dollars in thousands)			(Dollars in thousands)		
+ 300 bp	$57,805	$(9,334)	(13.9)%	$14,077	$2,016	16.7%
+ 200 bp	61,345	(5,794)	(8.6)	13,465	1,404	11.6
+ 100 bp	64,501	(2,638)	(3.9)	12,781	720	6.0
Base	67,139	--	--	12,061	--	--
- 50 bp	68,663	1,524	2.3	11,678	(383)	(3.2)
- 75 bp	69,030	1,891	2.8	11,455	(606)	(5.0)
- 100 bp	69,409	2,270	3.4	11,230	(831)	(6.9)

The above table indicates that at September 30, 2004, in the event of sudden and sustained increases in prevailing market interest rates, we would expect our estimated net interest income to increase and our net portfolio value to decrease, and that in the event of sudden and sustained decreases in prevailing market interest rates, we would expect our estimated net interest income to decrease and our net portfolio value to increase. Our board of directors reviews our net interest income and net portfolio value position quarterly, and, if estimated changes in net interest income and net portfolio value are not within the targets established by the board, the board may direct management to adjust the asset and liability mix to bring interest rate risk within board approved targets. At September 30, 2004, our estimated changes in net interest income and net portfolio value were within the targets established by the board of directors.

Computations of prospective effects of hypothetical interest rate changes, such as the above computations, are based on numerous assumptions, including relative levels of market interest rates, loan prepayments and deposit decay, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions we may undertake in response to changes in interest rates.

Certain shortcomings are inherent in the method of analysis presented in the above table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in differing degrees to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. In addition, the proportion of adjustable-rate loans in our portfolio could decrease in future periods if market interest rates remain at or decrease below current levels due to refinancing activity. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in the table. Also, borrowers may have difficulty in repaying their adjustable-rate debt if interest rates increase.

Analysis of Net Interest Income

Net interest income represents the difference between income derived from interest-earning assets and the interest expense on interest-bearing liabilities. Net interest income is affected by the difference between the rates of interest earned on interest-earning assets and the rates paid on interest-bearing liabilities, known as "interest rate spread," and the relative volume of interest-earning assets and interest-bearing liabilities.

The following table sets forth certain information relating to our consolidated statements of income for the years ended September 30, 2004, 2003 and 2002 and reflects the average yield on assets and average cost of liabilities at the date and for the periods indicated. We derived yields and costs by dividing income or expense by the average balance of assets and liabilities, respectively, for the periods shown. Average balances are derived from daily balances.

	Year Ended September 30,								
	2004			2003			2002		
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
					(Dollars in thousands)				
Assets:									
Loans receivable (1)	229,226	$ 11,460	5.00%	$227,951	$ 12,807	5.62%	$219,071	$ 14,532	6.63%
Investment securities (2)	113,479	4,848	4.27	87,466	4,256	4.87	95,290	5,290	5.55
Interest-bearing overnight deposits	3,556	34	0.97	12,550	146	1.16	13,186	240	1.82
Total interest-earning assets (3)	346,261	16,342	4.72	327,967	17,209	5.25	327,547	20,062	6.12
Non-interest-earning assets	23,046			20,015			21,716		
Total assets	$ 369,307			$347,982			$349,263		
Liabilities and stockholders' equity:									
Interest-bearing checking	$ 36,087	77	0.21	$ 33,894	122	0.36	$ 31,805	$ 152	0.48
Money market investment accounts	19,951	139	0.70	22,041	201	0.91	26,374	359	1.36
Passbook and statement savings	30,534	187	0.61	30,024	273	0.91	27,656	414	1.50
Certificates of deposit	159,246	3,040	1.91	156,116	3,869	2.48	158,335	5,719	3.61
FHLB advances	38,325	1,350	3.52	22,647	1,127	4.98	21,811	1,129	5.18
Total interest-bearing liabilities	284,142	4,793	1.69	264,722	5,592	2.11	265,981	7,773	2.92
Non-interest-bearing liabilities	21,307			20,777			18,333		
Total liabilities	305,449			285,499			284,314		
Stockholders' equity	63,858			62,483			64,949		
Total liabilities and equity	$ 369,307			$347,982			$349,263		
Net interest income		$11,549			$ 11,617			$ 12,289	
Interest rate spread			3.03%			3.14%			3.20%
Net interest margin (4)			3.34%			3.54%			3.75%
Ratio of average interest-earning assets to average interest-bearing liabilities			121.86%			123.89%			123.15%

(1) Includes nonaccrual loans and loans held for sale, net of discounts, fees and allowance for loan losses.
(2) Includes FHLB of Atlanta stock.
(3) Due to immateriality, the interest income and yields related to certain tax exempt assets have not been adjusted to reflect a fully taxable equivalent yield.
(4) Represents net interest income divided by the average balance of interest-earning assets.

Rate/Volume Analysis

The table below sets forth certain information regarding changes in our interest income and interest expense for the periods indicated. For each category of interest-earning asset and interest-bearing liability, we have provided information on changes attributable to:

- changes in volume, which are changes in average volume multiplied by the average rate for the previous period
- changes in rates, which are changes in average rate multiplied by the average volume for the previous period
- changes in rate-volume, which are changes in average rate multiplied by the changes in average volume and
- total change, which is the sum of the previous columns.

	Year Ended September 30,							
	2004 vs. 2003				2003 vs. 2002			
	Increase (Decrease) Due to				Increase (Decrease) Due to			
	Volume	Rate	Rate/ Volume	Total	Volume	Rate	Rate/ Volume	Total
	(In thousands)							
Interest income:								
Loans receivable (1)	$ 71	$ (1,410)	$ (8)	$ (1,347)	$ 589	$(2,224)	$ (90)	$(1,725)
Investment securities (2)	1,266	(519)	(155)	592	(434)	(653)	53	(1,034)
Interest bearing overnight deposits	(105)	(25)	18	(112)	(11)	(87)	4	(94)
Total interest-earning assets	1,232	(1,954)	(145)	(867)	144	(2,964)	(33)	(2,853)
Interest expense:								
Interest-bearing checking	8	(49)	(3)	(44)	10	(38)	(2)	(30)
Money market investment accounts	(19)	(47)	4	(62)	(59)	(118)	19	(158)
Passbook and statement savings	5	(90)	(1)	(86)	35	(162)	(14)	(141)
Certificates of deposit	77	(889)	(18)	(830)	(80)	(1,795)	25	(1,850)
FHLB advances	780	(329)	(228)	223	43	(44)	(1)	(2)
Total interest-bearing liabilities	851	(1,404)	(246)	(799)	(51)	(2,157)	27	(2,181)
Change in net interest income	$ 381	$ (550)	$ 101	$ (68)	$ 195	$ (807)	$ (60)	$ (672)

(1) Includes nonaccrual loans and loans held for sale net of discounts, fees and allowance for loan losses.
(2) Includes FHLB of Atlanta stock.

Commitments, Contingencies and Off-Balance Sheet Risk

The Company is a party to financial instruments with off-balance sheet risk including commitments to extend credit under existing lines of credit and commitments to sell loans. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

Off-balance sheet financial instruments whose contract amounts represent credit and interest rate risk are summarized as follows:

	September 30, 2004	September 30, 2003
	(In thousands)	
Commitments to originate new loans	$ 2,177	$ 1,552
Commitments to originate new loans held for sale	--	278
Unfunded commitments to extend credit under existing equity line and commercial lines of credit	55,357	57,237
Commercial letters of credit	2,055	326
Commitments to sell loans held for sale	2,174	1,630

The Company does not have any special purpose entities or other similar forms of off-balance sheet financing arrangements.

Commitments to originate new loans or to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Loan commitments generally expire within 30 to 45 days. Most equity line commitments are for a term of 15 years, and commercial lines of credit are generally renewable on an annual basis. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amounts of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower.

Commitments to sell loans held for sale are agreements to sell loans to a third party at an agreed upon price. At September 30, 2004, the aggregate fair value of the loans held for sale exceeded their book value.

Contractual Obligations

As of September 30, 2004

	Payments due by period (Dollars in thousands)				
	Less than 1 year	1-3 years	4-5 years	Over 5 years	Total
Deposits	$ 229,137	$ 22,683	$ 10,914	$ --	$262,734
Advances from Federal Home Loan Bank	24,000	--	20,000	--	44,000
Lease obligations	20	42	42	5	109
Total contractual cash obligations	253,157	$ 22,725	$ 30,956	$ 5	$306,843

Asset Quality

At September 30, 2004, non-performing assets (nonaccrual loans and real estate owned) were $4.0 million or 1.05% of total assets. At September 30, 2003, the Company had approximately $4.2 million in non-performing assets or 1.17% of total assets. At September 30, 2004 and 2003, impaired loans totaled $3.6 million and $3.8 million, respectively, as defined by Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan." At September 30, 2004, the impaired loans resulted from two unrelated commercial loan customers, both of which have loans secured by commercial real estate and business assets in Alamance County. The impaired loans at September 30, 2003 resulted from three unrelated commercial loan customers, all of which have loans secured by commercial real estate and business assets in Alamance County. At September 30, 2004, all of the $3.6 million of the impaired loans are on nonaccrual status, and their related reserve for loan losses totaled $300,000. At September 30, 2003, all of the $3.8 million of the impaired loans are on nonaccrual status, and their related reserve for loan losses totaled $210,000. There was no impact on the provision as management had already anticipated the loans' performance in setting the allowance for loan losses in previous periods. The average carrying value of impaired loans was $3.7 million in each of the years ended September 30, 2004 and 2003, respectively. Interest income of $189,000 and $219,000 has been recorded on impaired loans in the years ended September 30, 2004 and 2003, respectively. The Bank's net chargeoffs for the years ended September 30, 2004 and 2003 were $140,000 and $116,000, respectively. The Bank's allowance for loan losses was $4.0 million at September 30, 2004 and $3.9 million at September 30, 2003. The ratio of the allowance for loan losses to total loans, net of loans in process and deferred loan fees was 1.68% at both September 30, 2004 and September 30, 2003.

The following table presents an analysis of our nonperforming assets:

	At September 30, 2004	At September 30 2003
Nonperforming loans:		
Nonaccrual loans	$ 3,962	$ 4,153
Loans 90 days past due and accruing	--	--
Restructured loans	--	--
Total nonperforming loans	3,962	4,153
Other real estate	17	95
Total nonperforming assets	$ 3,979	$ 4,248
Nonperforming loans to loans receivable, net	1.72%	1.84%
Nonperforming assets as a percentage of loans and other real estate owned	1.72	1.88
Nonperforming assets to total assets	1.05	1.17

Regulations require that we classify our assets on a regular basis. There are three classifications for problem assets: substandard, doubtful and loss. We regularly review our assets to determine whether any assets require classification or re-classification. At September 30, 2004, we had $4.7 million in substandard assets consisting of $4.7 million in loans and $17,000 in real estate owned. At September 30, 2003, we had $4.9 million in substandard assets consisting of $4.8 million in loans and $95,000 in real estate owned.

In addition to regulatory classifications, we also classify as "special mention" and "watch" assets that are currently performing in accordance with their contractual terms but may become classified or nonperforming assets in the future. At September 30, 2004, we have identified approximately $5.3 million in assets classified as special mention and $24.8 million as watch.

Comparison of Financial Condition at September 30, 2004 and 2003

Most of our customers are small businesses in our immediate market area that are more vulnerable to changes in the economy than larger, more diversified companies whose revenues are supported by customers in a variety of locations. In addition, our customer base includes textile companies that are continuing to feel the negative impact of the NAFTA legislation and the downturn in our local and regional economy during the past two years. The local and regional economy impacts the Company's net interest income and also the provision for loan losses. For further discussion, see *Comparison of Operating Results* below.

Total Assets. Total assets increased by $15.1 million or 4.2%, from $362.6 million at September 30, 2003 to $377.7 million at September 30, 2004. The increase in assets was due primarily to an increase in investment securities and loans receivable. Asset growth was funded primarily by increased borrowings from the FHLB of Atlanta.

Cash and Cash Equivalents. Cash and cash equivalents increased $500,000 from $9.4 million at September 30, 2003 to $9.9 million at September 30, 2004. Because of the relatively low interest rates on overnight funds, excess cash was invested in short-term agency securities to increase our yield on these funds.

Loans Receivable. Net loans receivable increased $6.1 million, or 2.7%, from $225.7 million at September 30, 2003 to $231.8 million at September 30, 2004. Loans held for sale increased $285,000 from $645,000 at September 30, 2003 to $930,000 at September 30, 2004. This increase results from the timing of loan originations and loan sales. During the year ended September 30, 2004, mortgage originations were considerably slower than in the previous year as refinance activity slowed down in response to higher mortgage rates. One-to-four family residential loans decreased $5.5 million to $43.8 million at September 30, 2004 as the loan payments and prepayment received on these loans exceeded the loans originated and retained during the year. The Company promoted equity lines during the year, and the equity lines outstanding increased $7.8 million during the year to $37.0 million at September 30, 2004. Construction loans increased $8.0 million to $37.0 million at September 30, 2004. Construction loans include residential and commercial construction loans as well as loans to selected developers in our market area.

Allowance for Loan Losses. The Company has an allowance for loan losses model which considers several factors including: changes in the balance of loans, changes in credit grades of loans, changes in the mix of the loan portfolio, historical charge-offs and recoveries, changes in impaired loan valuation allowances as well as other subjective factors such as economic conditions, loan concentrations and operational risks.

The allowance for loan losses at September 30, 2004 and 2003 was $4.0 million and $3.9 million, respectively, which we think is adequate to absorb probable losses in the loan portfolio. The ratio of the allowance for the loan losses to total loans, net of loans in process and deferred loan fees remained at 1.68% at September 30, 2004 unchanged from the level at September 30, 2003. While management uses the best information available to make evaluations, future adjustments to the allowance may be necessary based on changes in economic and other conditions. Additionally, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the recognition of adjustments to the allowance for loan losses based on their judgments of information available to them at the time of their examinations.

Investment Securities. Investment securities available for sale increased $5.0 million from $91.7 million at September 30, 2003 to $96.7 million at September 30, 2004. Investment securities held to maturity increased $3.4 million from $19.5 million at September 30, 2003 to $22.9 million at September 30, 2004. During the year ended September 30, 2004, $6.4 million of investment securities held to maturity and $44.3 million of investment securities available for sale were called, matured or sold. We experienced lower overall investment yields as proceeds from these called investments were reinvested in securities at the current, lower yields. During this same time period, we purchased $9.9 million of investment securities held to maturity and $48.5 million of investment securities available for sale. Additions to the investment portfolio are dependent upon investable funds that are not needed to satisfy loan demand. We classified most of the investments purchased during the year ended September 30, 2004 as available for sale to give the Company more flexibility for possible sales of securities for liquidity purposes in the future.

Deposits. Total deposits were $262.7 million at September 30, 2004 unchanged from September 30, 2003. Certificates of deposit at September 30, 2004 totaled $160.3 million or 61.0% of deposits. At September 30, 2003, certificates of deposit totaled $164.6 million or 62.7% of total deposits. During the year ended September 30, 2004, we emphasized transaction and savings accounts which generally carry lower interest rates than certificates of deposit. Transaction and savings accounts increased $4.4 million during the year ended September 30, 2004. In an effort to preserve our net interest margin during the year ended September 30, 2004, the Company used short-term FHLB advances to fund asset growth as a lower cost alternative to certificates of deposits.

Stockholders' Equity. Stockholders' equity increased by $3.2 million, or 5.1% from $62.7 million at September 30, 2003 to $65.9 million at September 30, 2004. Stockholders' equity increased as a result of net income of $3.5 million, $811,000 from the allocation of ESOP shares, and $366,000 from an increase in accumulated other comprehensive income which reflects the impact of the current market rates. These increases were partially offset by $1.1 million in cash dividends paid to stockholders and $327,000 from the purchase of treasury shares.

Comparison of Operating Results for the Years Ended September 30, 2004 and 2003

Net Income. We had $3.5 million of net income for the year ended September 30, 2004 compared to $3.9 million of net income for the year ended September 30, 2003 representing a decrease of $400,000, or 10.3%. Basic and diluted earnings per share were $1.23 and $1.17, respectively, for the year ended September 30, 2004 compared to basic and diluted earnings per share of $1.39 and $1.33, respectively, for the year ended September 30, 2003. The decrease in net income resulted primarily from decreased other income which was offset partially by decreased operating expenses and decreased income taxes.

Net Interest Income. Net interest income was $11.5 million and $11.6 million for the years ended September 30, 2004 and 2003, respectively. This minor decrease of $100,000 resulted from the offsetting effects of an increase in the level of average earning assets and a decline in the net yield on earning assets, or net interest margin, from 3.54% in the year ended September 30, 2003 to 3.34% in the year ended September 30, 2004. The Company's average yield on interest earning assets decreased 53 basis points to 4.72% for the year ended September 30, 2004 from 5.25% in the previous year. The Company's average cost of interest-bearing liabilities decreased 42 basis points to 1.69% for the year ended September 30, 2004 from 2.11% in the prior year. The average balance of interest-earning assets increased by $18.3 million, or 5.6%, from $328.0 million for the year ended September 30, 2003 to $346.3 million for the year ended September 30, 2004. The average balances of loans receivable and investments securities increased while the average balance of interest-bearing overnight deposits decreased. In addition, the average balance of interest-bearing liabilities increased by $19.4 million from $264.7 million for the year ended September 30, 2003 to $284.1 million for the year ended September 30, 2004 primarily due to an increase in the average balances of FHLB advances, certificates of deposits, interest bearing checking accounts, and savings accounts which were partially offset by a decrease in average money market investment accounts.

Interest Income. Total interest income was $16.3 million for the year ended September 30, 2004, as compared to $17.2 million for the year ended September 30, 2003, representing a decrease of $900,000, or 5.2%. This decrease was attributable to the 53 basis point decrease in the average yield on interest-earning assets which was partially offset by a $18.3 million increase in the average balance of interest-earning assets during the year.

Interest on loans receivable decreased by $1.3 million, or 10.5%, from $12.8 million for the year ended September 30, 2003 to $11.5 million for the year ended September 30, 2004. The average yield on loans receivable decreased 62 basis points from 5.62% for the year ended September 30, 2003 to 5.00% for the year ended September 30, 2004. The decrease resulted primarily from the decrease in the average prime interest rate from 4.24% for the year ended September 30, 2003 to 4.10% for the year ended September 30, 2004. The average balance of loans receivable for the year September 30, 2004 increased by $1.2 million from $228.0 million for the year ended September 30, 2003 to $229.2 million for the year ended September 30, 2004.

Interest on investment securities increased by $600,000, or 18.9%, from $4.3 million for the year ended September 30, 2003 to $4.9 million for the year ended September 30, 2004. The increase was attributable to a $26.0 million, or 29.7%, increase in the average balance of investment securities from $87.5 million for the year ended

September 30, 2003 to $113.5 million for the year ended September 30, 2004 which was partially offset by a 60 basis point decrease in the average yield on investment securities due to lower reinvestment rates on the proceeds of matured and called investment securities. The average yield on investment securities decreased from 4.87% for the year ended September 30, 2003 to 4.27% for the year ended September 30, 2004.

Interest on interest-bearing overnight deposits decreased by $112,000 from $146,000 for the year ended September 30, 2003 to $34,000 for the year ended September 30, 2004. The decrease resulted from a $9.0 million decrease in the average balance of interest-bearing overnight deposits from $12.6 million for the year ended September 30, 2003 to $3.6 million for the year ended September 30, 2004 as well as a 20 basis point decrease in the yield on interest-bearing overnight deposits.

Interest Expense. Total interest expense was $4.8 million for the year ended September 30, 2004, as compared with $5.6 million for the year ended September 30, 2003, representing a decrease of $800,000, or 14.3%. This decrease was due primarily to a 42 basis point decrease in the average cost of funds which was partially offset by an increase in interest-bearing liabilities of $19.4 million from $264.7 million for the year ended September 30, 2003 to $284.1 million for the year ended September 30, 2004.

Interest on deposits decreased by $1.1 million, or 26.7%, from $4.5 million for the year ended September 30, 2003 to $3.4 million for the year ended September 30, 2004. The decrease was attributable to a 44 basis point decrease in the average cost of deposits. Average deposits increased $3.7 million from $242.1 million for the year ended September 30, 2003 to $245.8 million for the year ended September 30, 2004. The average balances of transaction and savings accounts increased $600,000 from $86.0 million for the year ended September 30, 2003 to $86.6 million for the year ended September 30, 2004. The average balance of certificates of deposit increased $3.1 million from $156.1 million for the year ended September 30, 2003 to $159.2 million for the year ended September 30, 2004.

Interest expense on borrowings was $1.4 million for the years ended September 30, 2004 as compared with $1.1 million for the year ended September 30, 2003. Average borrowings increased $15.7 million from $22.6 million for the year ended September 30, 2003 to $38.3 million for the year ended September 30, 2004. Offsetting this volume increase was a decrease of 146 basis points in the average cost of borrowed money. Outstanding for both years was a long-term fixed rate advance of $20.0 million from the FHLB Atlanta. During the year ended September 30, 2004, we used short-term variable rate borrowings on an as needed basis. As a result of these additional borrowings at lower short-term rates, the average cost of borrowed money decreased.

Provision for Loan Losses. We charge provisions for loan losses to earnings to maintain the total allowance for loan losses at a level we consider adequate to provide for probable loan losses, based on existing loan levels and types of loans outstanding, nonperforming loans, prior loss experience, general economic conditions and other factors. Our policies require the review of assets on a regular basis, and we appropriately classify loans as well as other assets if warranted. Our credit management systems have resulted in low loss experience; however, there can be no assurances that such experience will continue. We believe we use the best information available to make a determination with respect to the allowance for loan losses, recognizing that future adjustments may be necessary depending upon a change in economic conditions. The provision for loan losses was $240,000, charge-offs were $141,000 and recoveries were $1,000 for the year ended September 30, 2004 compared with a provision of $240,000, charge-offs of $117,000 and recoveries of $1,000 for the year ended September 30, 2003. Nonperforming loans at September 30, 2004 and 2003 were $4.0 million and $4.2 million, respectively. There was no significant impact on the provision as these loans are well secured by property and equipment and the Company has increased the specific impaired loan valuation allowance to $300,000 for these loans as of September 30, 2004 compared to $210,000 at September 30, 2003. The Company made no significant changes to the allowance for loan losses methodology during the period which impacted the provision for loan losses.

During the year ended September 30, 2004 construction and home equity loans continued to increase as well as the percentages of these loans to the total portfolio. Although these loans normally are interest sensitive, management believes that there is greater risk inherent in these loans than the typical one-to-four family residential mortgage loan. Therefore, management assigns these types of loans a higher risk weighting in the analysis of the loan loss reserve.

Other Income. Total other income was $2.3 million for the year ended September 30, 2004, as compared to $3.5 million for the year ended September 30, 2003, representing a decrease of $1.2 million, or 34.3%. Interest rates began to increase in late 2003 following a period of record low mortgage rates that prevailed for most of the year ended September 30, 2003. During the year ended September 30, 2003, many borrowers took advantage of the low rate environment to refinance their existing mortgage loans. As interest rates began to rise we saw a considerable drop in refinance activity which led to lower volumes of mortgage originations and sales which resulted in lower fee income. We continued to sell the long-term fixed-rate mortgage loans that were originated. During the years ended September 30, 2004 and 2003, we sold $27.1 million and $103.7 million of mortgage loans and recorded net mortgage banking income of $442,000 and $1.8 million, respectively. Securities gains, net increased $106,000 from $106,000 for the year ended September 30, 2003 to $212,000 for the year ended September 30, 2004. Commissions from sales of annuities and mutual funds decreased $128,000 from $465,000 for the year ended September 30, 2003 to $337,000 for the year ended September 30, 2004. This decrease results from lower sales of annuities and mutual funds. Sales of annuities and mutual funds totaled $150,000 and $6.0 million and $1.9 million and $7.2 million for the years ended September 30, 2004 and 2003, respectively. Other income increased $145,000 from $239,000 for the year ended September 30, 2003 to $384,000 for the year ended September 30, 2004. The increase resulted primarily from a $143,000 gain on the sale of a former branch office during June 2004.

Operating Expenses. Total operating expenses were $8.3 million for the year ended September 30, 2004, as compared to $8.7 million for the year ended September 30, 2003. Compensation and related benefits decreased by $200,000, or 3.6%, from $5.5 million for the year ended September 30, 2003 to $5.3 million for the year ended September 30, 2004. The reduction in compensation and benefits was largely attributable to lower incentives and overtime from lower mortgage production this year compared to the prior year. This decrease was partially offset by increased costs of employee benefits. The Company recognized income from real estate operations of $12,000 for the year ended September 30, 2004 compared to expense of $1,000 for the year ended September 30, 2003. Other operating expenses decreased $200,000, or 11.1%, from $1.8 million for the year ended September 30, 2003 to $1.6 million for the year ended September 30, 2004. This decrease was the result of expense control and reduced lending volumes.

Income Taxes. Income tax expense was $1.9 million for the year ended September 30, 2004, as compared to $2.2 million for the year ended September 30, 2003. Our effective tax rate was 35.5% for the year ended September 30, 2004 and 36.4% for the year ended September 30, 2003. The decrease in the effective tax rate in 2004 was primarily due to a relative increase in tax exempt interest income over the prior year.

Comparison of Operating Results for the Years Ended September 30, 2003 and 2002

Net Income. We had $3.9 million of net income for the year ended September 30, 2003 compared to $3.8 million of net income for the year ended September 30, 2002 representing an increase of $100,000, or 2.6%. Basic and diluted earnings per share were $1.39 and $1.33, respectively, for the year ended September 30, 2003 compared to basic and diluted earnings per share of $1.25 and $1.21, respectively, for the year ended September 30, 2002. Basic and diluted earnings per share was favorably impacted by the Company's stock repurchase plan. The increase in net income resulted primarily from increased other income and decreased operating expenses which were offset partially by decreased net interest income and increased income taxes.

Net Interest Income. Net interest income was $11.6 million and $12.3 million for the years ended September 30, 2003 and 2002, respectively. During the year ended September 30, 2003, average net interest-earning assets increased by $1.6 million from $61.6 million at September 30, 2002 to $63.2 million at September 30, 2003. The average balance of interest-earning assets increased by $500,000, or 0.2%, from $327.5 million for the year ended September 30, 2002 to $328.0 million for the year ended September 30, 2003. The average balances of loans receivable increased, but were offset by decreases in investment securities and interest-bearing overnight deposits. In addition, the average balance of interest-bearing liabilities decreased by $1.3 million from $266.0 million for the year ended September 30, 2002 to $264.7 million for the year ended September 30, 2003 primarily due to an increase in the average balance of FHLB advances which was more then offset by a decrease in average deposits. Our interest income declined by a decrease in our interest rate spread from 3.20% for the year ended September 30, 2002 to 3.14% for the year ended September 30, 2003.

Interest Income. Total interest income was $17.2 million for the year ended September 30, 2003, as compared to $20.1 million for the year ended September 30, 2002, representing a decrease of $2.9 million, or 14.4%. This decrease was attributable to the 87 basis point decrease in the average yield on interest-earning assets which was partially offset by a $420,000 increase in the average balance of interest-earning assets during the year.

Interest on loans receivable decreased by $1.7 million, or 11.7%, from $14.5 million for the year ended September 30, 2002 to $12.8 million for the year ended September 30, 2003. The average yield on loans receivable decreased 101 basis points from 6.63% for the year ended September 30, 2002 to 5.62% for the year ended September 30, 2003. The decrease resulted primarily from the decrease in the average prime interest rate from 4.86% for the year ended September 30, 2002 to 4.24% for the year ended September 30, 2003. The average balance of loans receivable for the year September 30, 2003 increased by $8.9 million, or 4.1%, from $219.1 million for the year ended September 30, 2002 to $228.0 million for the year ended September 30, 2003.

Interest on investment securities decreased by $1.0 million, or 18.9%, from $5.3 million for the year ended September 30, 2002 to $4.3 million for the year ended September 30, 2003. The decrease was attributable to a $7.8 million, or 8.2%, decrease in the average balance of investment securities from $95.3 million for the year ended September 30, 2002 to $87.5 million for the year ended September 30, 2003 as well as a 68 basis point decrease in the average yield on investment securities due to falling market interest rates during the year ended September 30, 2003. The average yield on investment securities decreased from 5.55% for the year ended September 30, 2002 to 4.87% for the year ended September 30, 2003. As rates declined, a higher than normal level of our investment securities were called by the issuers and we were faced with lower reinvestment rates.

Interest on interest-bearing overnight deposits decreased by $94,000 from $240,000 for the year ended September 30, 2002 to $146,000 for the year ended September 30, 2003. The decrease resulted from a $600,000 decrease in the average balance of interest-bearing overnight deposits from $13.2 million for the year ended September 30, 2002 to $12.6 million for the year ended September 30, 2003 as well as a 66 basis point decrease in the yield on interest-bearing overnight deposits.

Interest Expense. Total interest expense was $5.6 million for the year ended September 30, 2003, as compared with $7.8 million for the year ended September 30, 2002, representing a decrease of $2.2 million, or 28.2%. This decrease was due primarily to a 81 basis point decrease in the average cost of funds. Average interest-bearing liabilities decreased $1.3 million from $266.0 million for the year ended September 30, 2002 to $264.7 million for the year ended September 30, 2003.

Interest on deposits decreased by $2.1 million, or 31.8%, from $6.6 million for the year ended September 30, 2002 to $4.5 million for the year ended September 30, 2003. The decrease was attributable to a 88 basis point decrease in the average cost of deposits. As market interest rates decreased we lowered the interest rates on our deposit products. Average deposits decreased $2.1 million from $244.2 million for the year ended September 30, 2002 to $242.1 million for the year ended September 30, 2003. The average balances of transaction and savings accounts increased $124,000 from $85.8 million for the year ended September 30, 2002 to $86.0 million for the year ended September 30, 2003. Offsetting the increased average balance of transaction and savings accounts was a $2.2 million decrease in the average balance of certificates of deposit from $158.3 million for the year ended September 30, 2002 to $156.1 million for the year ended September 30, 2003.

Interest expense on borrowings was $1.1 million for each of the years ended September 30, 2003 and 2002. Average borrowings increased $800,000 from $21.8 million for the year ended September 30, 2002 to $22.6 million for the year ended September 30, 2003. Offsetting this volume increase was a decrease of 20 basis points in the average cost of borrowed money. Outstanding for both years was a long-term fixed rate advance of $20.0 million from the FHLB Atlanta. During the year ended September 30, 2003, we used short-term variable rate borrowings on an as needed basis. As a result of these additional borrowings at lower short-term rates, the average cost of borrowed money decreased.

Provision for Loan Losses. We charge provisions for loan losses to earnings to maintain the total allowance for loan losses at a level we consider adequate to provide for probable loan losses, based on existing loan levels and types of loans outstanding, nonperforming loans, prior loss experience, general economic conditions and other factors. Our policies require the review of assets on a regular basis, and we appropriately classify loans as well as other assets if warranted. Our credit management systems have resulted in low loss experience; however, there can be no assurances that such experience will continue. We believe we use the best information available to make a determination with respect to the allowance for loan losses, recognizing that future adjustments may be necessary depending upon a change in economic conditions. The provision for loan losses was $240,000, charge-offs were $117,000 and recoveries were $1,000 for the year ended September 30, 2003 compared with a provision of $240,000, charge-offs of $121,000 and recoveries of $1,000 for the year ended September 30, 2002. Nonperforming loans at both September 30, 2003 and 2002 were $4.2 million. There was no significant impact on the provision as these loans are well secured by property and equipment. The Company made no significant changes to the allowance for loan losses methodology during the period which impacted the provision for loan losses.

During the year ended September 30, 2003 commercial and home equity loans continued to increase as well as the percentages of these loans to the total portfolio. Although these loans normally are interest sensitive, management believes that there is greater risk inherent in these loans than the typical one-to-four family residential mortgage loan. Therefore, management assigns these types of loans a higher risk weighting in the analysis of the loan loss reserve. The commercial loans that have been originated are loans made to businesses to either produce a product, sell a product or provide a service. Many of these loans are asset-based loans which are loans where repayment is based primarily on the cash flow from operations and secondarily on, the liquidation of assets such as inventory and accounts receivable.

Other Income. Total other income was $3.5 million for the year ended September 30, 2003, as compared to $2.7 million for the year ended September 30, 2002, representing an increase of $800,000, or 29.6%. As interest rates decreased during the year ended September 30, 2003, mortgage loan volumes increased sharply, and mortgage banking income, net increased $700,000, or 63.6% over the prior year. We continued to sell the long-term fixed-rate mortgage loans that were originated. During the years ended September 30, 2003 and 2002, we sold $103.7 million and $62.7 million of mortgage loans and recorded net mortgage banking income of $1.9 million and $1.1 million, respectively. Securities gains, net increased $59,000 from $47,000 for the year ended September 30, 2002 to $106,000 for the year ended September 30, 2003.

Operating Expenses. Total operating expenses were $8.7 million and $8.8 million for the years ended September 30, 2003 and 2002, respectively. Compensation and related benefits decreased by $400,000, or 6.8%, from $5.9 million for the year ended September 30, 2002 to $5.5 million for the year ended September 30, 2003. Of this decrease $712,000 was related to lower Management Recognition Plan (MRP) expense for the year ended September 30, 2003, as the final vesting date for the MRPs was June 6, 2002. This decrease was partially offset by an increase in expense attributable to normal salary increases and increased cost of employee benefits. The Company recognized expense from real estate operations of $1,000 for the year ended September 30, 2003 compared to income of $55,000 for the year ended September 30, 2002. During fiscal 2003, the expenses incurred to own and operate the other real estate owned exceeded the rents collected. During fiscal 2002, the occupancy rate on the other real estate owned improved and the net rents collected exceeded the operating expenses. Other operating expenses increased $200,000, or 12.5%, from $1.6 million for the year ended September 30, 2002 to $1.8 million for the year ended September 30, 2003.

Income Taxes. Income tax expense was $2.2 million for each of the years ended September 30, 2003 and 2002. Our effective tax rate was 36.4% for the year ended September 30, 2003 and 36.2% for the year ended September 30, 2002. The increase in the effective tax rate in 2003 was primarily due to an increase in non-deductible expenses and a decrease in tax exempt interest income over the prior year.

Impact of Inflation and Changing Prices

Our financial statements and the accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of our operations. As a result, interest rates have a greater impact on our performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Accounting Matters

In March 2004, the SEC released Staff Accounting Bulletin No. 105 - Application of Accounting Principles to Loan Commitments. This bulletin requires all registrants to begin accounting for their issued loan commitments (including interest rate lock commitments) subject to Statement 133 as written options. Treatment as a written option would require those loan commitments to be reported as liabilities until either they are exercised (and a loan is made) or they expire unexercised. Staff Accounting Bulletin No. 105 must be applied to loan commitments that are issued after March 31, 2004. The adoption of Staff Accounting Bulletin No. 105 did not have a material impact on the consolidated financial statements.

In January 2003, Financial Accounting Standards Board (FASB) Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51", (Interpretation 46) was issued. Interpretation 46 addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. Interpretation 46 applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities", which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, "Consolidation of Variable Interest Entities", which was issued in January 2003. The Company will be required to apply FIN 46R to variable interests in VIEs created after December 31, 2003. The application of this revised interpretation does not have a material effect on the consolidated financial statements.

In March 2004, the FASB issued EITF No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application of Certain Investments," which provides guidance for evaluating whether an investment is other-than-temporarily impaired and its application to investments classified as either available for sale or held to maturity under FASB Statement 115, "Accounting for Certain Investments in Debt and Equity Securities," and investments accounted for under the cost or equity method of accounting. In September 2004, the FASB issued FASB Staff Position ("FSP") EITF No. 03-1-1 until the FASB issues final guidance, expected in the first quarter 2005.

Paragraphs 10 through 20 of EITF 03-1 provide guidance on when impairment of debt and equity securities is considered other-than-temporary. This guidance generally states impairment is considered other-than-temporary unless the holder of the security has both the intent and ability to hold the security until the fair value recovers and evidence supporting the recovery outweighs evidence to the contrary. We are currently evaluating the impact of the initial adoption of this guidance on the financial condition or results of operations of the Company.

The Company adopted the guidance of EITF 03-1, excluding paragraphs 10-20 effective as of September 30, 2004. The initial adoption of this issue, which excludes paragraphs 10-20 did not have a material effect on the consolidated financial statements.

In December 2003, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position 03-3, Accounting for Loans or Certain Debt Securities Acquired in a Transfer (SOP 03-3). SOP 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investment in loans or debt securities acquired in a transfer if these differences related to a deterioration of credit quality. SOP 03-3 also prohibits companies from carrying over or creating a valuation allowance in the initial accounting for loans acquired. SOP 03-3 is effective for loans acquired in years beginning after December 31, 2004. The adoption of SOP 03-3 is not expected to have a material impact on our consolidated financial statements.



KPMG LLP
Suite 1200
150 Fayetteville Street Mall
PO Box 29543
Raleigh, NC 27626-0543

Report of Independent Registered Public Accounting Firm

The Board of Directors
1st State Bancorp, Inc.:

We have audited the accompanying consolidated balance sheets of 1st State Bancorp, Inc. and subsidiary as of September 30, 2004 and 2003, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended September 30, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of 1st State Bancorp, Inc. and subsidiary as of September 30, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2004, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Raleigh, North Carolina
November 17, 2004

1ST STATE BANCORP, INC. AND SUBSIDIARY

Consolidated Balance Sheets

September 30, 2004 and 2003

(Dollars in thousands)

Assets		**2004**	**2003**
Cash and cash equivalents	$	9,854	9,359
Investment securities:			
Held to maturity (fair value of $22,884 and $19,397 at September 30, 2004 and 2003, respectively)		22,919	19,462
Available for sale (cost of $97,386 and $92,971 at September 30, 2004 and 2003, respectively)		96,693	91,709
Loans held for sale, at lower of cost or fair value		930	645
Loans receivable		235,719	229,581
Less allowance for loan losses		(3,956)	(3,856)
Net loans receivable		231,763	225,725
Federal Home Loan Bank stock, at cost		2,325	1,675
Real estate owned		17	95
Premises and equipment		7,884	8,413
Accrued interest receivable		2,124	1,967
Other assets		3,205	3,590
Total assets	$	377,714	362,640
Liabilities and Stockholders' Equity			
Liabilities:			
Deposit accounts	$	262,734	262,712
Advances from Federal Home Loan Bank		44,000	31,500
Advance payments by borrowers for property taxes and insurance		39	57
Dividend payable		296	297
Other liabilities		4,731	5,373
Total liabilities		311,800	299,939
Stockholders' equity:			
Preferred stock, $0.01 par value. Authorized 1,000,000 shares; none issued		—	—
Common stock, $0.01 par value. Authorized 7,000,000 shares; issued and outstanding 2,962,323 and 2,971,977 shares at September 30, 2004 and 2003, respectively		33	33
Additional paid-in capital		36,038	35,778
Unallocated ESOP shares		(2,571)	(3,141)
Deferred compensation payable in treasury stock		6,440	5,466
Treasury stock		(14,086)	(12,785)
Retained income – substantially restricted		40,462	38,118
Accumulated other comprehensive loss – net unrealized loss on investment securities available for sale		(402)	(768)
Total stockholders' equity		65,914	62,701
Total liabilities and stockholders' equity	$	377,714	362,640

See accompanying notes to consolidated financial statements.

1ST STATE BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Income

Years ended September 30, 2004, 2003, and 2002

(Dollars in thousands, except per share amounts)

		2004	2003	2002
Interest income:				
Interest and fees on loans	$	11,460	12,807	14,532
Interest and dividends on investments		4,848	4,256	5,290
Overnight deposits		34	146	240
Total interest income		16,342	17,209	20,062
Interest expense:				
Deposit accounts		3,443	4,465	6,644
FHLB advances		1,350	1,127	1,129
Total interest expense		4,793	5,592	7,773
Net interest income		11,549	11,617	12,289
Provision for loan losses		(240)	(240)	(240)
Net interest income after provision for loan losses		11,309	11,377	12,049
Other income:				
Customer service fees		966	877	909
Commission from sales of annuities and mutual funds		337	465	450
Mortgage banking income, net		442	1,768	1,063
Securities gains, net		212	106	47
Other		384	239	201
Total other income		2,341	3,455	2,670
Operating expenses:				
Compensation and related benefits		5,252	5,459	5,936
Occupancy and equipment		1,402	1,422	1,299
Real estate operations, net		(12)	1	(55)
Other expenses		1,638	1,787	1,583
Total operating expenses		8,280	8,669	8,763
Income before income taxes		5,370	6,163	5,956
Income taxes		1,906	2,243	2,154
Net income	$	3,464	3,920	3,802
Net income per share:				
Basic	$	1.23	1.39	1.25
Diluted		1.17	1.33	1.21

See accompanying notes to consolidated financial statements.

1ST STATE BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Stockholders' Equity and Comprehensive Income

Years ended September 30, 2004, 2003, and 2002

(Dollars in thousands, except for per share amounts)

	Common stock	Additional paid-in capital	Unallocated ESOP shares	Unearned compensation – MRP	Deferred compensation payable in treasury stock	Treasury stock	Retained income	Accumulated other comprehensive income (loss)	Total stockholders' equity
Balance at September 30, 2001	$ 33	35,588	(4,373)	(518)	4,173	(4,173)	32,404	510	63,644
Comprehensive income:									
Net income	—	—	—	—	—	—	3,802	—	3,802
Other comprehensive income – unrealized gain on securities available for sale net of income taxes of $204	—	—	—	—	—	—	—	317	317
Total comprehensive income									4,119
Vesting of MRP shares	—	—	—	518	—	—	—	—	518
Allocation of ESOP shares	—	35	634	—	—	—	—	—	669
Deferred compensation	—	—	—	—	1,293	—	—	—	1,293
Treasury stock held for deferred compensation	—	—	—	—	—	(1,293)	—	—	(1,293)
Acquisition of treasury shares	—	—	—	—	—	(6,433)	—	—	(6,433)
Cash dividends declared ($0.32 per share)	—	—	—	—	—	—	(1,030)	—	(1,030)
Cash dividends on unallocated ESOP shares and unvested MRP shares	—	—	—	—	—	—	82	—	82
Balance at September 30, 2002	33	35,623	(3,739)	—	5,466	(11,899)	35,258	827	61,569
Comprehensive income:									
Net income	—	—	—	—	—	—	3,920	—	3,920
Other comprehensive income (loss) – unrealized loss on securities available for sale net of income taxes of $1,026	—	—	—	—	—	—	—	(1,595)	(1,595)
Total comprehensive income	—	—	—	—	—	—	—	—	2,325
Allocation of ESOP shares	—	155	598	—	—	—	—	—	753
Acquisition of treasury shares	—	—	—	—	—	(886)	—	—	(886)
Cash dividends declared ($0.38 per share)	—	—	—	—	—	—	(1,132)	—	(1,132)
Cash dividends on unallocated ESOP shares	—	—	—	—	—	—	72	—	72
Balance at September 30, 2003	33	35,778	(3,141)	—	5,466	(12,785)	38,118	(768)	62,701

1ST STATE BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Stockholders' Equity and Comprehensive Income

Years ended September 30, 2004, 2003, and 2002

(Dollars in thousands, except for per share amounts)

	Common stock	Additional paid-in capital	Unallocated ESOP shares	Unearned compensation – MRP	Deferred compensation payable in treasury stock	Treasury stock	Retained income	Accumulated other comprehensive income (loss)	Total stockholders' equity
Balance at September 30, 2003	33	35,778	(3,141)	—	5,466	(12,785)	38,118	(768)	62,701
Comprehensive income:									
Net income	—	—	—	—	—	—	3,464	—	3,464
Other comprehensive income – unrealized gain on securities available for sale net of income taxes of $203	—	—	—	—	—	—	—	366	366
Total comprehensive income									3,830
Exercise of stock options	—	19	—	—	—	—	—	—	19
Allocation of ESOP shares	—	241	570	—	—	—	—	—	811
Deferred compensation	—	—	—	—	974	—	—	—	974
Treasury stock held for deferred compensation	—	—	—	—	—	(974)	—	—	(974)
Acquisition of treasury shares	—	—	—	—	—	(327)	—	—	(327)
Cash dividends declared ($0.40 per share)	—	—	—	—	—	—	(1,184)	—	(1,184)
Cash dividends on unallocated ESOP shares	—	—	—	—	—	—	64	—	64
Balance at September 30, 2004	$ 33	36,038	(2,571)	—	6,440	(14,086)	40,462	(402)	65,914

See accompanying notes to consolidated financial statements.

1ST STATE BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

Years ended September 30, 2004, 2003, and 2002

(Dollars in thousands)

	2004	2003	2002
Cash flows from operating activities:			
Net income	$ 3,464	3,920	3,802
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	240	240	240
Depreciation	686	733	646
Deferred income tax expense (benefit)	(112)	74	25
Amortization of premiums and discounts, net	5	(18)	(45)
Deferred compensation	224	230	313
Release of ESOP shares	811	753	669
Vesting of MRP shares and dividends on unvested MRP shares	—	—	712
Loan origination fees and unearned discounts deferred, net of current amortization	(76)	(130)	(68)
Net (gain) loss on sale of loans available for sale	45	(429)	(62)
Gain on sale of investment securities available for sale	(212)	(106)	(47)
Gain on sale of premises and equipments	(143)	—	—
Net loss (gain) on sale of other real estate	22	(6)	1
Proceeds from loans held for sale	27,116	103,739	62,712
Originations of loans held for sale	(27,446)	(97,157)	(66,157)
Decrease (increase) in other assets	239	257	(173)
Decrease (increase) in accrued interest receivable	(157)	305	270
Increase (decrease) in other liabilities	(108)	(2,796)	4,275
Net cash provided by operating activities	4,598	9,609	7,113
Cash flows from investing activities:			
Proceeds from sale of FHLB stock	3,550	1,818	—
Purchase of FHLB stock	(4,200)	(1,743)	(100)
Purchases of investment securities held to maturity	(9,884)	(11,366)	(5,959)
Purchases of investment securities available for sale	(48,504)	(134,199)	(95,403)
Proceeds from sales of investment securities available for sale	14,003	1,106	1,818
Proceeds from maturities and issuer calls of investment securities available for sale	30,303	117,472	71,162
Proceeds from maturities and issuer calls of investment securities held to maturity	6,417	3,005	7,005
Net decrease (increase) in loans receivable	(6,138)	(5,802)	3,630
Purchase of real estate acquired in settlement of loans	(327)	—	—
Proceeds from disposal of real estate acquired in settlement of loans	590	109	227
Purchases of premises and equipment	(200)	(1,173)	(204)
Proceeds from disposal of premises and equipment	186	—	—
Net cash used in investing activities	(14,204)	(30,773)	(17,824)

(Continued)

1ST STATE BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

Years ended September 30, 2004, 2003, and 2002

(Dollars in thousands)

		2004	2003	2002
Cash flows from financing activities:				
Net increase in deposits	$	22	2,045	12,297
Increase (decrease) in advance payments by borrowers for property taxes and insurance		(18)	3	(28)
Advances from Federal Home Loan Bank		127,000	49,500	49,000
Repayments of advances from Federal Home Loan Bank		(114,500)	(38,000)	(49,000)
Exercise of stock options		19	—	—
Purchase of treasury stock		(1,301)	(886)	(7,726)
Dividends paid on common stock		(1,121)	(1,004)	(948)
Net cash provided by financing activities		10,101	11,658	3,595
Net increase (decrease) in cash and cash equivalents		495	(9,506)	(7,116)
Cash and cash equivalents at beginning of year		9,359	18,865	25,981
Cash and cash equivalents at end of year	$	9,854	9,359	18,865
Payments are shown below for the following:				
Interest	$	4,749	5,594	7,778
Income taxes		1,743	2,205	1,819
Noncash activities:				
Cash dividends declared but not paid	$	296	297	241
Cash dividends on unallocated ESOP shares		64	72	76
Unrealized gains (losses) on available for sale securities		569	(2,621)	521
Loans originated in sale of real estate		—	—	2,250
Transfer from loans to real estate acquired in settlement of loans		207	15	347

See accompanying notes to consolidated financial statements.

(1) Significant Accounting Policies

(a) Organization and Description of Business

1st State Bancorp, Inc. (the Company or the Parent) is a bank holding company formed in connection with the April 1999 conversion (the Conversion) of 1st State Bank from a North Carolina-chartered mutual savings bank to a North Carolina-chartered commercial bank, which now operates as a wholly owned subsidiary of the Parent under the name of 1st State Bank (the Bank). The Bank has one wholly owned subsidiary, First Capital Services Company, LLC (First Capital). The Bank is primarily engaged in the business of obtaining deposits and providing mortgage, commercial and consumer loans to the general public. First Capital is engaged primarily in the sale of annuities, mutual funds and insurance products on an agency basis. The principal activity of the Parent is ownership of the Bank.

(b) Basis of Presentation

The consolidated financial statements include the accounts of the Parent, the Bank and the Bank's subsidiary, First Capital. All significant intercompany transactions and balances are eliminated in consolidation.

(c) Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and the amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

(d) Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash and interest-bearing overnight deposits with the Federal Home Loan Bank (FHLB) of Atlanta, and federal funds sold. At September 30, 2004 and 2003, interest-bearing overnight deposits were $4,333,000 and $2,926,000, respectively.

(e) Investment Securities

Investment securities that the Company has the positive intent and ability to hold to maturity are classified as held to maturity and are reported at amortized cost. Investment securities held for current resale are classified as trading securities and are reported at fair value, with unrealized gains and losses included in earnings. Investment securities not classified either as securities held to maturity or trading securities are classified as available for sale and reported at fair value, with net unrealized gains and losses net of related taxes excluded from earnings and reported as accumulated other comprehensive income (loss) within stockholders' equity. The classification of investment securities as held to maturity, trading, or available for sale is determined at the date of purchase.

(Continued)

Realized gains and losses from sales of investment securities are determined based upon the specific identification method. Premiums and discounts are amortized as an adjustment to yield over the remaining expected lives of the securities using the level-yield method.

Management periodically evaluates investment securities for other than temporary declines in value and records any losses through an adjustment to earnings.

(f) ***Loans Held for Sale***

The Company originates fixed rate single family, residential first mortgage loans on a presold basis. The Company issues a rate lock commitment to a customer and concurrently "locks in" with a secondary market investor under a best efforts delivery mechanism. Certain loans are sold with the servicing retained by the Company. The terms of the loan are dictated by the secondary investors and are transferred within several weeks of the Company initially funding the loan. The Company recognizes certain origination fees, gains and losses on sale of loans and service release fees upon the sale which are included in other income in the consolidated statement of income. Between the initial funding of the loans by the Company and the subsequent purchase by the investor, the Company carries the loans held for sale at the lower of cost or fair value in the aggregate as determined by the outstanding commitments from investors.

(g) ***Loans Receivable***

Interest on loans, including impaired loans, that are contractually ninety days or more past due is generally either charged off or reserved through an allowance for uncollected interest account. The allowance for uncollected interest is established by a charge to interest income equal to all interest previously accrued. In certain circumstances, interest on loans that are contractually ninety days or more past due is not charged off or reserved through an allowance account when management determines that the loan is both well secured and in the process of collection. If amounts are received on loans for which the accrual of interest has been discontinued, a determination is made as to whether payments received should be recorded as a reduction of the principal balance or as interest income depending on management's judgment as to the collectibility of principal. The loan is returned to accrual status when, in management's judgment, the borrower has demonstrated the ability to make periodic interest and principal payments on a timely basis.

(h) ***Loan Origination Fees and Related Costs***

Loan origination fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized as an adjustment of the loan yield using the level-yield method over the contractual life of the related loans.

(i) ***Allowance for Loan Losses***

The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

Management's evaluation of the adequacy of the allowance is based on a review of individual loans, historical loan loss experience, the value and adequacy of collateral, and economic conditions in the

(Continued)

Company's market area. This evaluation is inherently subjective, as it requires material estimates, including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. Various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize changes to the allowance based on their judgments about information available to them at the time of their examinations.

For all specifically reviewed loans for which it is probable that the Company will be unable to collect all amounts due according to the terms of the loan agreement, the Company determines impairment by computing a fair value either based on discounted cash flows using the loan's initial interest rate or the fair value of the collateral if the loan is collateral dependent. Large groups of smaller balance homogenous loans that are collectively evaluated for impairment (such as residential mortgage and consumer installment loans) are excluded from specific impairment evaluation, and their allowance for loan losses is calculated in accordance with the allowance for loan losses policy described above.

(j) ***Real Estate Acquired in Settlement of Loans***

Real estate acquired in settlement of loans by foreclosure or deed in lieu of foreclosure is initially recorded at the lower of cost (unpaid loan balance plus costs of obtaining title and possession) or fair value less estimated costs to sell at the time of acquisition. Subsequent costs directly related to development and improvement of property are capitalized, whereas costs relating to holding the property are expensed.

When the carrying value of real estate exceeds its fair value, less cost to sell, an allowance for loss on real estate is established and a provision for loss on real estate is charged to other expenses. At September 30, 2004, the Company owned one parcel of real estate acquired in settlement of loans totaling $17,000. At September 30, 2003, the Company owned two parcels of real estate acquired in settlement of loans totaling $95,000.

(k) ***Premises and Equipment***

Premises and equipment are carried at cost less accumulated depreciation. Depreciation is computed generally by the straight-line method over the estimated useful lives of the related assets. Estimated lives are 15 to 50 years for buildings and 3 to 15 years for furniture, fixtures and equipment.

(l) ***Income Taxes***

Deferred income taxes are recognized for the future tax consequences attributed to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that the tax benefits will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as an adjustment to the income tax expense in the period that includes the enactment date.

(m) Employee Stock Ownership Plan

The Company has an employee stock ownership plan (the ESOP) which covers substantially all of its employees. The ESOP purchased shares of the Company's common stock after the Conversion using funds from a loan by the Company to the ESOP. The shares purchased by the ESOP are held in a suspense account as collateral for the loan, and are released from the suspense account and allocated to participants as scheduled principal and interest payments are made. The Company makes an annual contribution to the ESOP in an amount sufficient to make the scheduled principal and interest payments on the loan. The Company records a charge to its income statement in an amount equal to the fair value of the shares that are committed to be released from the suspense account each period in accordance with the terms of the ESOP and the related ESOP loan agreement.

(n) Mortgage Servicing Rights

The rights to service mortgage loans for others are included in other assets on the consolidated balance sheet. Mortgage servicing rights (MSRs) are capitalized based on the allocated cost which is determined when the underlying loans are sold. MSRs are amortized over a period which approximates the life of the underlying loan as an adjustment of servicing income. Impairment reviews of MSRs are performed on a quarterly basis, by determining if specific loans have prepaid and accelerating the MSR amortization related to that specified loan. As of September 30, 2004 and 2003, no valuation was required and the activity related to MSRs is summarized as follows:

	2004	2003
	(Dollars in thousands)	
Balance at beginning of year	$ 547	370
Additions of MSRs	58	371
Amortization of MSRs	(112)	(194)
Balance at end of year	$ 493	547

(o) Earnings Per Share

For purposes of computing basic and diluted earnings per share, weighted average shares outstanding excludes unallocated ESOP shares that have not been committed to be released. The deferred compensation obligation discussed in note 12 that is funded with shares of the Company's common stock has no net impact on the Company's earnings per share computations. Diluted earnings per share includes the potentially dilutive effects of the Company's benefit plans, as described below. There were no antidilutive stock options for the years ended September 30, 2004, 2003, and 2002. A reconciliation of the denominators of the basic and diluted earnings per share computation is as follows:

	2004	2003	2002
		(Dollars in thousands)	
Net income	$ 3,464	3,920	3,802
Average shares issued and outstanding	2,964,363	2,986,965	3,270,471
Less unvested MRP shares	—	—	(28,795)
Less unallocated ESOP shares	(145,853)	(175,765)	(207,261)
Average basic shares for earnings per share	2,818,510	2,811,200	3,034,415
Add unvested MRP shares	—	—	28,795
Add potential common stock pursuant to stock option plan	148,201	127,398	90,988
Average diluted shares for earnings per share	2,966,711	2,938,598	3,154,198

(p) Stock Option Plan

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations, in accounting for its stock options. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Statement of Financial Accounting Standards (SFAS) No. 123, *Accounting for Stock-Based Compensation*, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123.

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148 *Accounting for Stock-Based Compensation – Transition and Disclosure* (SFAS 148) an amendment of FASB Statement No. 123, *Accounting for Stock-Based Compensation* (SFAS 123), which provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method on reported results. There is no pro forma impact for any of the periods presented, as no stock options were granted or became vested in the years presented.

(q) Comprehensive Income

Comprehensive income consists of net income and other comprehensive income and is presented in the statements of stockholders' equity and comprehensive income. The Company's other comprehensive income for the years ended September 30, 2004, 2003, and 2002 and accumulated other comprehensive income as of September 30, 2004 and 2003 are comprised solely of unrealized gains and losses on investments in available for sale securities. Other comprehensive income for the years ended September 30, 2004, 2003, and 2002 follows:

		2004	2003	2002
			(Dollars in thousands)	
Unrealized holding gains (losses) arising during period, net of tax	$	503	(1,528)	347
Reclassification adjustment for realized gains, net of tax		(137)	(67)	(30)
Unrealized gains (losses) on securities, net of applicable income taxes	$	366	(1,595)	317

(r) Disclosures Regarding Segments

The Company reports as one operating segment, as the chief operating decision-maker reviews the results of operations of the Company and its direct and indirect subsidiaries as a single enterprise.

(s) Reclassifications

Certain amounts in the 2003 and 2002 consolidated financial statements have been reclassified to conform with the presentation adopted in 2004. Such reclassifications did not change net income or stockholders' equity as previously reported.

(t) Derivative Instruments and Hedging Activities

All derivative instruments must be recorded on the balance sheet at their respective fair values. Changes in the fair values of those derivatives will be reported in earnings or other comprehensive income depending on the use of the derivative and whether the derivative qualifies for hedge accounting.

On September 30, 2004 and 2003, the Company had no embedded derivative instruments requiring separate accounting treatment and had identified commitments to originate fixed-rate loans conforming to secondary market standards as its only freestanding derivative instruments. The Company does not currently engage in hedging activities. The commitments to originate fixed rate conforming loans totaled $0 and $278,000 at September 30, 2004 and 2003, respectively. The fair value of these commitments was immaterial on these dates and therefore the impact of applying SFAS No. 133 at September 30, 2004 and 2003 was not material to the Company's consolidated financial statements. The Company had no commitments to originate fixed-rate conforming loans at September 30, 2002.

(u) Deferred Compensation

Directors and certain executive officers participate in a deferred compensation plan, which was approved by the board of directors on September 24, 1997. This plan generally provides for fixed payments beginning after the participant retires. Each participant is fully vested in his account balance under the plan. The common stock purchased by the Company for this deferred compensation plan is maintained in a rabbi trust on behalf of the participants. The deferred compensation obligation is classified as a component of stockholders' equity, and the common stock held by the rabbi trust is classified as a reduction of stockholders' equity.

(v) Standby Letters of Credit

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, which addressed the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. FIN 45 requires the guarantor to recognize a liability for the noncontingent component of the guarantee, such as the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple events. The initial recognition and measurement provisions are effective for all guarantees within the scope of FIN 45 issued or modified after December 31, 2002. The Company issues standby letters of credit whereby the Company guarantees performance if a specified triggering event or condition occurs (primarily nonperformance under construction contracts entered into by construction customers). The guarantees generally expire within one year and may be automatically renewed depending on the terms of the guarantee. The maximum potential amount of undiscounted future payments related to standby letters of credit at September 30, 2004 is $2,055,000. At September 30, 2004 the Company has recorded no liability for the current carrying amount of the obligation to perform as a guarantor and no contingent liability is considered necessary as such amounts are deemed immaterial. Substantially all standby letters of credit are secured by real estate and/or guaranteed by third parties in the event the Company had to advance funds to fulfill the guarantee.

(w) Other Assets and Other Liabilities

Other assets consists primarily of deferred income taxes and prepaid and other assets. Other liabilities consist primarily of official checks and accrued expenses.

(Continued)

(2) Conversion to Stock Form of Ownership

On August 11, 1998, the board of directors of the Bank adopted the Plan of Conversion (the Plan). Immediately upon completion of the Conversion, 1st State Bank converted from a state chartered mutual savings bank to a state chartered stock savings bank and subsequently converted from a state chartered stock savings bank to a state chartered commercial bank and became the wholly owned subsidiary of 1st State Bancorp, Inc. The Company was incorporated in November 1998 as a Virginia corporation to serve as the Bank's holding company, and prior to April 23, 1999 had no operations and insignificant assets and liabilities. In addition, pursuant to the Plan of Conversion, the Company sold 2,975,625 shares of its $0.01 par value common stock for $16.00 per share. Gross proceeds of the offering totaled $47,610,000, and expenses associated with the Conversion totaled approximately $1,363,000.

In addition, pursuant to the Plan, the Company established 1st State Bank Foundation, Inc. (the Foundation). In connection with the Conversion, 187,500 additional shares of common stock of the Company (valued at $3,000,000) were issued and donated to the Foundation. The Foundation is dedicated to charitable and educational purposes within the Bank's market area.

(3) Investment Securities

Investment securities consist of the following:

	September 30, 2004			
	Amortized cost	Unrealized gains	Unrealized losses	Fair value
	(Dollars in thousands)			
Held to maturity:				
U.S. Government and agency securities	$ 18,959	57	(114)	18,902
Municipal bonds	3,953	71	(49)	3,975
Collateralized mortgage obligations	7	—	—	7
Total	$ 22,919	128	(163)	22,884
Available for sale:				
U.S. Government and agency securities	$ 97,386	84	(777)	96,693

(Continued)

	September 30, 2003			
	Amortized cost	Unrealized gains	Unrealized losses	Fair value
	(Dollars in thousands)			
Held to maturity:				
U.S. Government and agency securities	$ 16,408	160	(352)	16,216
Municipal bonds	3,044	129	(2)	3,171
Collateralized mortgage obligations	10	—	—	10
Total	$ 19,462	289	(354)	19,397
Available for sale:				
U.S. Government and agency securities	$ 92,971	353	(1,615)	91,709

Following is a summary of investments in debt securities by maturity at September 30, 2004. Collateralized mortgage obligations do not have single maturity dates and are not included below.

	Amortized cost	Fair value
	(Dollars in thousands)	
Held to maturity:		
Within one year	$ 250	252
After one but within five years	4,377	4,440
After five but within 10 years	13,008	12,959
After 10 years	5,277	5,226
Total	$ 22,912	22,877
Available for sale:		
After one but within five years	$ 26,992	26,806
After five but within 10 years	67,395	66,885
After 10 years	2,999	3,002
Total	$ 97,386	96,693

During the years ended September 30, 2004 and 2003, the Company recognized gross gains on the sale of investment securities available for sale of approximately $212,000 and $106,000, respectively.

At September 30, 2004, U.S. Government securities with an amortized cost of approximately $50,000,000 were pledged as collateral for certain deposit accounts and advances from the Federal Home Loan Bank of Atlanta.

The following table provides additional information regarding unrealized losses as of September 30, 2004, none of which relate to securities that are deemed to be other than temporarily impaired. The table is segregated into investments that have been in a continuous unrealized loss position for less than 12 months from those that have been in a continuous unrealized loss position for more than 12 months.

	Less than 12 months		12 months or more		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Held to maturity:						
U.S. Government and agency securities	$ 7,917	(73)	2,957	(41)	10,874	(114)
Municipal bonds	1,246	(49)	—	—	1,246	(49)
Collaterized mortgage obligations	—	—	—	—	—	—
Total	$ 9,163	(122)	2,957	(41)	12,120	(163)
Available for sale:						
U.S. Government and agency securities	$ 15,822	(175)	45,389	(602)	61,211	(777)

In the above table, all of the unrealized losses are the result of increases in the interest rates and not because of credit quality concerns. Therefore, the Company expects to collect the full par value of each bond upon maturity with no accounting loss.

(Continued)

(4) Loans Receivable

Loans receivable are summarized as follows:

	September 30	
	2004	2003
	(Dollars in thousands)	
Real estate loans:		
One-to-four family residential	$ 43,757	49,343
Commercial real estate and other properties	63,402	63,538
Home equity and property improvement	37,016	29,188
Construction loans	24,728	16,736
Total real estate loans	168,903	158,805
Other loans:		
Commercial	69,649	70,054
Consumer	4,620	5,684
Total other loans	74,269	75,738
Less:		
Construction loans in process	(7,436)	(4,870)
Net deferred loan origination fees	(17)	(92)
Net loans receivable before allowance for loan losses	235,719	229,581
Allowance for loan losses	(3,956)	(3,856)
Loans receivable, net	$ 231,763	225,725

The recorded investment in individually impaired loans was approximately $3,580,000 (all of which were on nonaccrual status) and $3,764,000 (all of which were on nonaccrual status) at September 30, 2004 and 2003, respectively. The related allowance for loan losses on these loans was $300,000 and $210,000 at September 30, 2004 and 2003, respectively. The average recorded investment in impaired loans during the year ended September 30, 2004 was $3,701,000 and income of $189,000 was recognized during the year while the loans were impaired. The average recorded investment in impaired loans during the year ended September 30, 2003 was $3,729,000 and income of $219,000 was recognized during the year while the loans were impaired. The average recorded investment in impaired loans during the year ended September 30, 2002 was $3,486,000 and income of $187,000 was recognized during the year while the loans were impaired.

The Company grants residential, construction, commercial real estate, home equity and other loans to customers primarily throughout its market area of Alamance County, which includes the cities of Burlington, Mebane and Graham. As reflected in the summary of loans receivable at September 30, 2004 and 2003, a significant component of the Company's loan portfolio consists of lower-risk, one-to-four family residential loans. The higher risk components of the loan portfolio consist of real estate construction loans, commercial real estate loans and commercial loans for which repayment is dependent on the current real estate market and general economic conditions. The consumer portfolio generally consists of smaller loans to individuals in the Company's primary market area and can also be affected by general economic conditions.

The Company's nonaccrual loans amounted to approximately $3,962,000 and $4,153,000 at September 30, 2004 and 2003, respectively. If the Company's nonaccrual loans had been current in accordance with their original terms, gross interest income of approximately $223,000, $281,000, and $271,000, would have been recorded for the years ended September 30, 2004, 2003, and 2002, respectively. Interest income on these loans included in net income was approximately $208,000, $244,000, and $207,000, for the years ended September 30, 2004, 2003, and 2002, respectively.

Loans serviced for others at September 30, 2004 and 2003 were approximately $47,000,000 and $53,000,000, respectively.

The Company grants residential, construction, commercial, and consumer loans to its officers, directors, and employees for the financing of their personal residences and for other personal purposes. The Company also offers commercial loans to companies affiliated with directors. These loans are made in the ordinary course of business and, in management's opinion, are made on substantially the same terms, including interest rates and collateral, prevailing at the time for comparable transactions with other persons and companies. Management does not believe these loans involve more than the normal risk of collectibility or present other unfavorable features.

The following is a summary of the activity of loans outstanding to certain executive officers, directors and their affiliates for the year ended September 30:

	2004	2003
	(Dollars in thousands)	
Balance at beginning of year	$ 25,080	15,989
New loans	5,611	12,744
Repayments	(7,157)	(3,653)
Balance at end of year	$ 23,534	25,080

The Company is a party to financial instruments with off-balance sheet risk including commitments to extend credit under existing lines of credit and commitments to sell loans. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

(Continued)

Off-balance sheet financial instruments whose contract amount represents credit and interest-rate risk are summarized as follows:

		September 30	
		2004	2003
		(Dollars in thousands)	
Commitments to originate new loans	$	2,177	1,552
Commitments to originate new loans held for sale		—	278
Unfunded commitments to extend credit under existing equity line and commercial lines of credit		55,357	57,237
Commercial letters of credit		2,055	326
Commitments to sell loans held for sale		2,174	1,630

Commitments to originate new loans or to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower.

Commitments to sell loans held for sale are agreements to sell loans to a third party at an agreed upon price. At September 30, 2004, the aggregate fair value of these loans held for sale exceeded their book value.

(5) Allowance for Loan Losses

The following is a summary of the activity in the allowance for loan losses:

		Years ended September 30		
		2004	2003	2002
			(Dollars in thousands)	
Balance at beginning of year	$	3,856	3,732	3,612
Provision for loan losses		240	240	240
Charge-offs		(141)	(117)	(121)
Recoveries		1	1	1
Net charge-offs		(140)	(116)	(120)
Balance at end of year	$	3,956	3,856	3,732

(6) Investment in FHLB Stock

As a member of the FHLB of Atlanta, the Company is required to maintain an investment in the stock of the FHLB. This stock is carried at cost since it has no quoted fair value. See also note 9.

(7) Premises and Equipment

Premises and equipment consist of the following:

	September 30	
	2004	2003
	(Dollars in thousands)	
Land	$ 2,817	2,843
Building and improvements	6,477	6,442
Furniture and equipment	4,820	4,883
	14,114	14,168
Less accumulated depreciation	(6,230)	(5,755)
Total	$ 7,884	8,413

(8) Deposit Accounts

A comparative summary of deposit accounts follows:

	September 30, 2004	
	Balance	Weighted average rate
	(Dollars in thousands)	
Transactions accounts:		
Noninterest bearing accounts	$ 17,417	0.00%
Interest bearing accounts:		
Checking accounts	35,299	0.24%
Money market accounts	19,475	0.84%
Passbook and statement savings accounts	30,263	0.61%
Certificates of deposit	160,280	1.85%
Total	$ 262,734	1.29%

(Continued)

	September 30, 2003	
	Balance	Weighted average rate
	(Dollars in thousands)	
Transactions accounts:		
Noninterest bearing accounts	$ 13,579	0.00%
Interest bearing accounts:		
Checking accounts	35,468	0.22%
Money market accounts	18,496	0.67%
Passbook and statement savings accounts	30,534	0.60%
Certificates of deposit	164,635	2.08%
Total	$ 262,712	1.45%

Time deposits with balances of $100,000 or greater totaled approximately $60,951,000 and $57,670,000 at September 30, 2004 and 2003, respectively.

At September 30, 2004, the scheduled maturities of certificate accounts were as follows (dollars in thousands):

Year ending September 30:	
2005	$ 126,683
2006	15,429
2007	7,254
2008	5,902
2009	5,012
Total	$ 160,280

Interest expense on deposit accounts is summarized below:

	Year ended September 30		
	2004	2003	2002
	(Dollars in thousands)		
Interest-bearing accounts	$ 216	322	511
Passbook and statement savings accounts	187	273	414
Certificates of deposit	3,040	3,870	5,719
Total	$ 3,443	4,465	6,644

(9) Advances from Federal Home Loan Bank of Atlanta

Advances from the FHLB of Atlanta at September 30, 2004 and 2003 totaled $44,000,000 and $31,500,000 at a weighted average interest rate of 3.62% and 3.90%, respectively. Of these totals, $20,000,000 will mature on February 13, 2008 and at September 30, 2004 and 2003, $24,000,000 and $11,500,000 represents overnight borrowings, respectively.

(Continued)

At September 30, 2004 and 2003, the Company had pledged all of its stock in the FHLB (see note 6) and entered into a security agreement with a blanket-floating lien pledging a substantial portion of its one-to-four family residential real estate loans and certain investment securities to the FHLB to secure potential borrowings.

(10) Stockholders' Equity and Related Matters

(a) Capital Adequacy

The Company is regulated by the Board of Governors of the Federal Reserve Board (FRB) and is subject to securities registration and public reporting regulations of the Securities and Exchange Commission.

The Bank is regulated by the Federal Deposit Insurance Corporation (FDIC) and the North Carolina Commissioner of Banks (Commissioner). The Bank must comply with the capital requirements of the FDIC and the Commissioner. The FDIC requires the Bank to maintain minimum ratios of Tier I capital to risk-weighted assets and total capital to risk-weighted assets of 4% and 8%, respectively. To be "well capitalized," the FDIC requires ratios of Tier I capital to risk-weighted assets and total capital to risk-weighted assets of 6% and 10%, respectively. Tier I capital consists of total stockholders' equity calculated in accordance with generally accepted accounting principles less certain adjustments, and Total Capital is comprised of Tier I capital plus certain adjustments, the only one of which is applicable to the Company is the allowance for loan losses, subject to certain limitations. Risk-weighted assets reflect the Bank's on- and off-balance sheet exposures after such exposures have been adjusted for their relative risk levels using formulas set forth in FDIC regulations. The Bank is also subject to a leverage capital requirement, which calls for a minimum ratio of Tier I capital (as defined above) to quarterly average total assets of 3%, and a ratio of 5% to be "well capitalized."

As summarized below, at September 30, 2004 and 2003, the Bank was in compliance with all of the aforementioned capital requirements. At September 30, 2004, the FDIC categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action.

As of September 30:

	Capital amount (Dollars in thousands)		Ratio		Minimum Ratios	
	2004	2003	2004	2003	For capital adequacy purposes	To be well capitalized for prompt corrective action purposes
Tier I Capital (to risk-weighted assets)	$ 60,938	55,407	21.85%	21.68%	4.00%	6.00%
Total Capital (to risk-weighted assets)	64,430	58,615	23.10%	22.94%	8.00%	10.00%
Leverage – Tier I Capital (to average assets)	60,938	55,407	16.19%	15.67%	3.00%	5.00%

At September 30, 2004 and 2003, the Company was also in compliance with the regulatory capital requirements of the FRB, which are similar to those of the FDIC.

(b) Treasury Stock

On August 20, 2002, the Company's board approved a stock repurchase plan authorizing the Company to repurchase up to 328,961 shares, or approximately 10% of the Company's outstanding common shares. During the year ended September 30, 2004, the Company completed its repurchase of 328,961 shares at a cost of $7,645,000. Included in treasury shares at September 30, 2004 are 338,960 shares with a cost basis of $6,440,000 which are held in a rabbi trust for the Company's deferred compensation plan (see note 12). On November 17, 2004, the Company announced an additional 10% stock repurchase plan.

(c) Liquidation Account

At the time of Conversion, the Bank established a liquidation account in an amount equal to its September 30, 1998 net worth for the benefit of eligible account holders who continue to maintain their accounts at the Bank after the Conversion. The liquidation account will be reduced annually to the extent eligible account holders have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation of the Bank, all remaining eligible account holders would be entitled, after all payments to creditors, to a distribution from the liquidation account before any distribution to stockholders. Dividends cannot be paid from this liquidation account.

(d) Dividends

Subject to applicable law, the board of directors of the Bank and the Company may each provide for the payment of dividends. Subject to regulations of the Commissioner and the FDIC, the Bank may not declare or pay a cash dividend on any of its common stock if its equity would thereby be reduced below either the aggregate amount then required for the liquidation account or the minimum regulatory capital requirements imposed by regulations. In addition, regulators of the Bank may prohibit the payment of dividends by the Bank to the Company if they determine such payment will constitute an unsafe or unsound practice. The Company has similar dividend limitations imposed by the FRB such that it is unable to declare a dividend that would reduce its capital below regulatory capital limitations or constitute an unsafe or unsound practice.

(11) Income Taxes

Components of income tax expense (benefit) consist of the following:

		Years ended September 30	
	2004	2003	2002
		(Dollars in thousands)	
Current:			
Federal	$ 1,922	1,991	1,989
State	96	178	140
	2,018	2,169	2,129
Deferred:			
Federal	(81)	98	43
State	(31)	(24)	(18)
	(112)	74	25
Total	$ 1,906	2,243	2,154

A reconciliation of reported income tax expense for the years ended September 30, 2004, 2003, and 2002, to the amount of the income tax expense computed by multiplying income before income taxes by the statutory federal income tax rate of 34% follows:

	2004	2003	2002
		(Dollars in thousands)	
Income tax expense at statutory rate	$ 1,826	2,095	2,025
Increase in income taxes resulting from:			
State income taxes, net of federal benefit	43	102	81
Other	37	46	48
Income tax expense	$ 1,906	2,243	2,154

(Continued)

The significant components of deferred tax assets (liabilities), which are included in other assets, at September 30, 2004 and 2003, respectively, are:

		2004	2003
		(Dollars in thousands)	
Deferred tax assets:			
Allowance for loan losses	$	1,531	1,463
Deferred compensation		2,083	1,921
Carryforward of charitable contributions		—	44
Unrealized loss on investment securities available for sale		291	494
Other		2	1
Total gross deferred tax assets		3,907	3,923
Less valuation allowance		56	58
Deferred tax assets net of valuation allowance		3,851	3,865
Deferred tax liabilities:			
Depreciable basis of fixed assets		(689)	(604)
Tax basis of FHLB stock		(6)	(39)
Net loan fees		(390)	(344)
Other		(190)	(211)
Total gross deferred tax liabilities		(1,275)	(1,198)
Net deferred tax asset	$	2,576	2,667

The valuation allowance for deferred tax assets relates to the future state benefit of temporary differences at the Parent as it is management's belief that realization of such deferred tax assets is not anticipated based upon the Parent's history of taxable income and estimates of future taxable income.

The Company is permitted under the Internal Revenue Code to deduct an annual addition to a reserve for bad debts in determining taxable income, subject to certain limitations. This addition differs significantly from the provisions for loan losses for financial reporting purposes. Under accounting principles generally accepted in the United States of America, the Company is not required to provide a deferred tax liability for the tax effect of additions to the tax bad debt reserve through 1987, the base year. Retained income at September 30, 2004, includes approximately $4,188,000 for which no provision for federal income tax has been made. These amounts represent allocations of income to bad debt deductions for tax purposes only. Reductions of such amounts for purposes other than tax bad debt losses could create income for tax purposes in certain remote instances, which would be subject to the then current corporate income tax rate.

(12) Employee Benefit Plans

(a) 401(k) Plan

The Bank sponsors a 401(k) plan that covers all eligible employees. The Bank matches 100% of employee contributions, with the Bank's contribution limited to 3% of each employee's salary. Matching contributions are funded when accrued. Matching expense totaled approximately $64,000 in 2004, $53,000 in 2003, and $54,000 in 2002.

(b) Directors' and Executive Officers' Deferred Compensation Plan

Directors and certain executive officers participate in a deferred compensation plan, which was approved by the board of directors on September 24, 1997. This plan generally provides for fixed payments beginning after the participant retires. The plan provided for past service credits on September 24, 1997 for prior years' service up to nine years. Annual credits are made on September 30 provided that annual credits shall not be made for the benefit of nonemployee directors after 12 years of service credits. Each participant is fully vested in his account balance under the plan. In future years, directors may elect to defer directors' fees and executive officers may defer 25% of their salary and 100% of bonus compensation.

Prior to the Conversion, amounts deferred by each participant accumulated interest at a rate equal to the highest rate of interest paid on the Bank's one-year certificates of deposit. In connection with the Conversion, participants in the Plan were given the opportunity to prospectively elect to have their deferred compensation balance earn a rate of return equal to the total return on the Company's common stock. All participants elected this option concurrent with the Conversion, so the Company purchased common stock in the Conversion on behalf of these participants to fund this obligation.

The common stock purchased by the Company for this deferred compensation obligation is maintained in a rabbi trust (the Trust) on behalf of the participants. The assets of the Trust are subject to the claims of general creditors of the Company.

Dividends payable on the common shares held by the Trust will be reinvested in additional shares of common stock of the Company on behalf of the participants. Since the deferred compensation plan does not provide for diversification of the Trust's assets and can only be settled with a fixed number of shares of the Company's common stock, the deferred compensation obligation is classified as a component of stockholders' equity and the common stock held by the Trust is classified as treasury stock. Subsequent changes in the fair value of the common stock are not reflected in earnings or stockholders' equity of the Company.

During the years ended September 30, 2004, 2003, and 2002, expense related to this plan was $224,000, $230,000, and $313,000, respectively.

(Continued)

(c) ESOP

The ESOP is a noncontributory retirement plan adopted by the Company effective October 1, 1998 which covers all eligible employees. The ESOP purchased 253,050 shares of common stock with the proceeds of a loan from the Company in the amount of $4,899,000. The Bank makes annual cash contributions to the ESOP in an amount sufficient for the ESOP to make scheduled payments on the note payable to the Company. In connection with the special cash dividend, the ESOP received $1,308,000 on its shares of the Company's stock. The ESOP purchased an additional 64,415 shares with the dividend. The note payable has a term of 11 years, bears interest at prime and requires annual payments. The note is secured by the stock purchased by the ESOP and is not guaranteed by the Bank.

As the note is repaid, shares are released from collateral based on the proportion of the payment in relation to total payments required to be made on the loan. The shares released are allocated annually to participants based upon their relative compensation. Benefits under the ESOP vest 20% per year beginning with the third year of service. Up to five years of service has been credited for employment before October 1, 1998.

Compensation expense is determined by multiplying the per share market price of the Company's stock by the number of shares to be released. Compensation expense related to the ESOP for the years ended September 30, 2004, 2003, and 2002 was $811,000, $753,000, and $669,000, respectively.

The cost of the shares not yet committed to be released from collateral is shown as a reduction of stockholders' equity. Unallocated shares are not considered as outstanding shares for computation of earnings per share. Dividends on unallocated ESOP shares are reflected as a reduction in the note payable and not as a reduction in retained earnings.

At September 30, 2004, a total of 29,135 shares has been committed to be released and there were 131,352 of unallocated ESOP shares with a market value of approximately $3,500,000.

(d) Management Recognition Plan (MRP)

The Bank's MRP was approved by stockholders of the Company on June 6, 2000. On this date restricted stock awards of 126,482 shares were granted. The shares awarded under the MRP were issued from authorized but unissued shares of common stock at no cost to the recipients. The MRP serves as a means of providing existing directors and employees of the Bank with an ownership interest in the Company. Shares of the Company's common stock awarded under the MRP vest at a rate of 33–1/3% per year with one-third immediately vesting on the date of the grant. During fiscal 2002, the remaining 42,156 shares vested to participants. The Company recorded no compensation expense associated with the MRP during the year ended September 30, 2004 and 2003 as all shares became fully vested in June 2002. Total compensation expense associated with the vesting of shares for the MRP for the year ended September 30, 2002, was $518,000.

Ordinary and return of capital dividends declared on unvested MRP shares are awarded to holders of MRP shares once the underlying shares become vested. Accordingly, the Company recorded

(Continued)

compensation expense for dividends on unvested MRP shares during the years ended September 30, 2004, 2003, and 2002 of $0, $0, and $194,000, respectively.

(13) Leasing Arrangements

Rental expense was approximately $28,000, $29,000, and $27,000, for the years ended September 30, 2004, 2003, and 2002, respectively. All leases are accounted for as operating leases. Minimum annual rents under noncancelable operating leases with remaining terms in excess of one year at September 30, 2004 are as follows (dollars in thousands):

		Office properties
Year ending September 30:		
2005	$	20
2006		21
2007		21
2008		21
2009		21
Thereafter		5
Total	$	109

(14) Stock Option Plan

On June 6, 2000, the Company's stockholders approved the 1st State Bancorp, Inc. 2000 Stock Option and Incentive Plan (the Plan). The purpose of this plan is to advance the interests of the Company through providing select key employees and directors of the Bank with the opportunity to acquire shares. By encouraging such stock ownership, the Company seeks to attract, retain and motivate the best available personnel for positions of substantial responsibility and to provide incentives to the key employees and directors. Under the Plan, the Company has granted 316,312 options to purchase its $0.01 par value common stock. The exercise price per share is equal to the fair market value per share on the date of the grant. Options granted under the Stock Option Plan are 100% vested on the date of the grant. All options expire 10 years from the date of the grant. As a result of a one-time cash dividend of $5.17 paid on October 2, 2000, the exercise price for the options repriced from $18.44 to $14.71. No options were granted during the year ended September 30, 2004 and 2003. Options exercised during the year ended September 30, 2004 and 2003 were 2,077 and 0, respectively. At September 30, 2004, 314,235 options are outstanding, all of which are exercisable.

The Company has elected to follow APB Opinion No. 25 (APB 25), *Accounting for Stock Issued to Employees* and related interpretations in accounting for its stock options as permitted under SFAS No. 123 (SFAS 123), *Accounting for Stock-Based Compensation*. In accordance with APB 25, no compensation cost is recognized by the Company when stock options are granted because the exercise price of the Company's stock options equals the market price of the underlying common stock on the date of grant. There is no pro forma impact on the Company's net income and net income per share of applying SFAS 123 in 2004, 2003, and 2002 because no options were granted or became vested during 2004, 2003, and 2002.

(15) Fair Value of Financial Instruments

SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, requires a company to disclose the fair value of its financial instruments, whether or not recognized in the balance sheet, where it is practical to estimate that value.

The fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holding of a particular financial instrument. In cases where quoted market prices are not available, fair value estimates are based on judgments regarding current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates. Finally, the fair value estimates presented herein are based on pertinent information available to management as of September 30, 2004 and 2003, respectively. Such amounts have not been comprehensively revalued for purposes of these financial statements since those dates and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

(a) Cash and Cash Equivalents

The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values.

(b) Investment Securities

Fair values were based on quoted market prices.

(c) Loans Receivable

The carrying values of variable-rate loans and other loans with short-term characteristics were considered to approximate the fair values. For other loans, the fair values were calculated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms and credit quality.

(d) Deposit Accounts

The fair value of deposits with no stated maturity, such as noninterest-bearing accounts, interest-bearing checking accounts, money market accounts, passbook, and statement savings, was, by definition, equal to the amount payable on demand as of September 30, 2004 and 2003, respectively. The fair value of certificates of deposit was estimated using discounted cash flow analyses, using interest rates currently offered for deposits of similar remaining maturities.

(Continued)

(e) *Advances from the FHLB*

The fair value of advances from the FHLB was estimated using discounted cash flow analyses, using interest rates currently offered for advances of similar remaining maturities.

The estimated fair values of financial instruments are as follows:

		September 30, 2004	
		Carrying value	Estimated fair value
		(Dollars in thousands)	
Financial assets:			
Cash and cash equivalents	$	9,854	9,854
Investment securities		119,612	119,577
Loans held for sale		930	930
Loans receivable, net of allowance for loan losses		231,763	230,807
Federal Home Loan Bank stock		2,325	2,325
Accrued interest receivable		2,124	2,124
Financial liabilities:			
Deposit accounts		262,734	262,194
Advances from the Federal Home Loan Bank		44,000	42,083

		September 30, 2003	
		Carrying value	Estimated fair value
		(Dollars in thousands)	
Financial assets:			
Cash and cash equivalents	$	9,359	9,359
Investment securities		111,171	111,106
Loans held for sale		645	645
Loans receivable, net of allowance for loan losses		225,725	226,772
Federal Home Loan Bank stock		1,675	1,675
Accrued interest receivable		1,967	1,967
Financial liabilities:			
Deposit accounts		262,712	263,962
Advances from the Federal Home Loan Bank		31,500	33,456

At September 30, 2004 and 2003, the Company had outstanding commitments to originate new loans and to extend credit. These off-balance sheet financial instruments were exercisable at the market rate prevailing at the date the underlying transaction will be completed and, therefore, they were deemed to have no material current fair value.

SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. The disclosures do not include premises and equipment and certain intangible assets, such as customer relationships. Accordingly, the aggregate fair value amounts presented above do not represent the underlying value of the Company.

(16) Parent Company Financial Data

Condensed financial information for 1st State Bancorp, Inc. is as follows:

Condensed Balance Sheets

	2004	2003
	(Dollars in thousands)	
Assets:		
Cash and cash equivalents	$ 1,112	1,243
Investment securities:		
Available for sale (cost of $1,000 at September 30, 2004 and 2003)	1,002	995
Due from bank subsidiary	2,841	3,328
Investment in bank subsidiary	60,584	56,824
Accrued interest receivable	15	15
Other	690	643
Total assets	$ 66,244	63,048
Liabilities and stockholders' equity:		
Accrued taxes and other liabilities	$ 34	50
Dividends payable	296	297
Total liabilities	330	347
Stockholders' equity	65,914	62,701
Total liabilities and stockholders' equity	$ 66,244	63,048

(Continued)

Condensed Statements of Income

	2004	2003	2002
		(Dollars in thousands)	
Interest on loan from bank subsidiary	$ 109	150	217
Dividends from subsidiary	1,000	—	7,500
Interest on investment securities	40	25	43
Interest on overnight deposits	12	31	51
Total income	1,161	206	7,811
Operating expenses	237	240	918
Income (loss) before income taxes	924	(34)	6,893
Income tax expense (benefit)	(26)	(12)	(206)
Income (loss) before equity in undistributed net income of subsidiary	950	(22)	7,099
Excess in undistributed net income (dividends) of subsidiary	2,514	3,942	(3,297)
Net income	$ 3,464	3,920	3,802

(Continued)

Condensed Statements of Cash Flows

	2004	2003	2002
		(Dollars in thousands)	
Cash flows from operating activities:			
Net income	$ 3,464	3,920	3,802
Adjustments to reconcile net income to net cash provided by operating activities:			
Excess of undistributed net income (dividends) over dividends (undistributed net income) of bank subsidiary	(2,514)	(3,942)	3,297
Deferred compensation	224	230	313
Deferred tax expense (benefit)	—	—	4
Vesting of MRP shares	—	—	712
Payments from subsidiary for ESOP loan	446	446	446
Decrease in due from subsidiary	41	5	846
Decrease (increase) in accrued interest receivable	—	(13)	1
Decrease (increase) in other assets	(124)	(100)	(217)
Increase (decrease) in other liabilities	735	(200)	510
Net cash provided by operating activities	2,272	346	9,714
Cash flows from investing activities:			
Purchase of available for sale investment securities	—	(1,000)	(1,000)
Proceeds from issuer calls of available for sale investment securities	—	1,000	1,000
Net cash used by investing activities	—	—	—
Cash flows from financing activities:			
Purchase of treasury stock	(1,301)	(886)	(7,726)
Cash dividends paid on common stock	(1,121)	(1,004)	(948)
Exercise of stock options	19	—	—
Net cash used by financing activities	(2,403)	(1,890)	(8,674)
Net increase (decrease) in cash and cash equivalents	(131)	(1,544)	1,040
Cash and cash equivalents at beginning of year	1,243	2,787	1,747
Cash and cash equivalents at end of year	$ 1,112	1,243	2,787

(Continued)

Condensed Statements of Cash Flows

		2004	2003	2002
		(Dollars in thousands)		
Supplemental disclosure of cash flow information:				
Cash paid (received) during the year for income taxes	$	31	15	(31)
Supplemental disclosure of noncash transactions:				
Cash dividends declared but not paid	$	296	297	241
Cash dividends on unallocated ESOP shares		64	72	76
Unrealized gains (losses) on available for sale securities		7	(15)	10

(17) Quarterly Financial Data (Unaudited)

Summarized unaudited quarterly financial data for the year ended September 30, 2004 is as follows:

		First quarter	Second quarter	Third quarter	Fourth quarter
		(Dollars in thousands, except per share amounts)			
Interest income	$	4,047	3,954	4,106	4,235
Interest expense		1,235	1,189	1,170	1,199
Net interest income		2,812	2,765	2,936	3,036
Provision for loan losses		60	60	60	60
Net interest income after provision for loan losses		2,752	2,705	2,876	2,976
Other income		526	590	686	539
Other expense		2,103	2,056	2,073	2,048
Income before income tax expense		1,175	1,239	1,489	1,467
Income taxes		417	460	516	513
Net income	$	758	779	973	954
Per share data:					
Earnings – basic		0.27	0.28	0.35	0.34
Earnings – diluted		0.26	0.26	0.33	0.32

(Continued)

1ST STATE BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

September 30, 2004, 2003, and 2002

Summarized unaudited quarterly financial data for the year ended September 30, 2003 is as follows:

		First quarter	Second quarter	Third quarter	Fourth quarter
		(Dollars in thousands, except per share amounts)			
Interest income	$	4,567	4,397	4,122	4,123
Interest expense		1,567	1,445	1,313	1,267
Net interest income		3,000	2,952	2,809	2,856
Provision for loan losses		60	60	60	60
Net interest income after provision for loan losses		2,940	2,892	2,749	2,796
Other income		761	871	908	915
Other expense		2,147	2,181	2,107	2,234
Income before income tax expense		1,554	1,582	1,550	1,477
Income taxes		571	585	562	525
Net income	$	983	997	988	952
Per share data:					
Earnings – basic		0.35	0.35	0.35	0.34
Earnings – diluted		0.33	0.34	0.34	0.32

BOARD OF DIRECTORS

James C. McGill
President and CEO of 1st State Bancorp, Inc. and 1st State Bank

James A. Barnwell, Jr.
President of Huffman Oil Co., Inc.

Bernie C. Bean
Retired

Richard C. Keziah
Chairman and CEO of Monarch Hosiery Mills, Inc.

Ernest A. Koury, Jr.
Vice President of Carolina Hosiery Mills, Inc.

James G. McClure
President of Green & McClure Furniture Co.

T. Scott Quakenbush
Retired

Richard H. Shirley
President of Dick Shirley Chevrolet, Inc.

Virgil L. Stadler
Retired

1st STATE BANK OFFICERS

James C. McGill
President and Chief Executive Officer

A. Christine Baker
Executive Vice President, Secretary and Treasurer

Fairfax C. Reynolds
Executive Vice President

Frank Gavigan
Senior Vice President

Robert W. Malburg, Jr.
Senior Vice President

Dan Hansell
Manager, First Capital Services, LLC

Patricia G. Blaetz
Vice President

L. Michael Dunning
Vice President

Michael Gee
Vice President

Theresa L. Joyce
Vice President

George P. Tarry, Jr.
Vice President

R. Hoyle Vickrey
Vice President

Laura H. Bailey
Assistant Vice President

Gail M. Barnette
Assistant Vice President

Myra P. Cathey
Assistant Vice President

Julie F. Miller
Assistant Vice President

Sharon Oakley
Assistant Vice President

Ward Patillo
Assistant Vice President

Sherry M. Stewart
Assistant Vice President

Glenda S. Madren
Assistant Secretary

Debbie Tucker
Assistant Secretary

Laura Bennett
General Auditor

Doug Bretz
Branch Officer

Linda Faucette
Branch Officer

Diane Jeffries
Branch Officer

OFFICE LOCATIONS

445 S. Main Street
Burlington, North Carolina 27215

102 E. Washington Street
Mebane, North Carolina 27302

1203 S. Main Street
Graham, North Carolina 27253

2294 N. Church Street
Burlington, North Carolina 27215

211 N. Main Street
Graham, North Carolina 27253

503 Huffman Mill Road
Burlington, North Carolina 27215

3466 S. Church Street
Burlington, North Carolina 27215

CORPORATE INFORMATION

Auditors
KPMG LLP
150 Fayetteville Street Mall, Suite 1200
Raleigh, North Carolina 27601

Special Counsel
Muldoon Murphy Faucette & Aguggia LLP
5101 Wisconsin Avenue, NW
Washington, DC 20016

Transfer Agent and Registrar
Registrar & Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016

Annual Meeting
The Annual Meeting of Stockholders will be held on February 8, 2005 at 5:30 p.m. at 1st State Bank's main office located at 445 S. Main Street, Burlington, North Carolina 27215

Annual Report on Form 10-K

A copy of 1st State Bancorp, Inc.'s Annual Report on Form 10-K for the fiscal year ended September 30, 2004 as filed with the Securities and Exchange Commission, will be furnished without charge to stockholders as of the record date for the 2005 Annual Meeting upon written request to Corporate Secretary, 1st State Bancorp, Inc., 445 S. Main Street, Burlington, North Carolina 27215.

CORPORATE OFFICE:
445 South Main Street
Burlington, NC 27215
(336) 227-8861

